RENAISSANCERE HOLDINGS LTD.     2003 ANNUAL REPORT


                      [RENAISSANCERE HOLDINGS LOGO OMITTED]

                               2003 ANNUAL REPORT



   1994    1995    1996    1997    1998    1999    2000    2001    2002    2003
    44%     43%     30%     25%     19%     20%     21%     18%     29%     29%



                                  TEN YEARS OF
                           MARKET-LEADING RETURNS ON
                              SHAREHOLDERS' EQUITY

 The cover indicates the Company's operating return on average shareholders' equity for the ten full fiscal years since the Company's founding. Operating return reflects net income excluding realized gains and losses, for 2002 excludes the cumulative effect of a change in accounting principle relating to goodwill and for 1998 excludes the impact of an after-tax charge related to our Stonington subsidiary taken in the fourth quarter of 1998. Including the charge, operating return on average shareholders' equity would have been 13% for 1998.

 We determine the average shareholders' equity for each year by taking the average of common shareholders' equity for the first day of the year and the last day of each calendar quarter. The Company started business in June 1993, and, for that partial year of operation, the operating return on equity was 36% (not annualized).




















Company Overview 1 Financial Highlights 2 Letter to Shareholders 3 Leading the Industry Through Ten Years of Change 6 At a Glance 10 Questions & Answers 11 Financial Information 25 Corporate Information 67

                                COMPANY OVERVIEW

                      IN 2003, RENAISSANCERE HOLDINGS LTD.

                           CELEBRATED TEN CONSECUTIVE
                              YEARS OF OUTSTANDING
                                  PERFORMANCE.

                  THIS RESULTED FROM OUR SUPERIOR RISK ANALYSIS
                   AND EXCEPTIONAL SERVICE TO OUR CUSTOMERS.

GROSS WRITTEN
MANAGED PREMIUMS
BY LINE
(IN MILLIONS)

[ BAR GRAPH OMITTED ]

RenaissanceRe was established in June 1993 to write property catastrophe reinsurance. By pioneering the use of sophisticated computer models to construct our portfolio, we have become one of the world's largest and most successful catastrophe reinsurers. We have leveraged our expertise to establish leading franchises in additional selected areas of insurance and reinsurance where we believe we can enjoy a competitive advantage.

Today, we provide Catastrophe Reinsurance and Specialty Reinsurance. Our subsidiary, Renaissance Underwriting Managers, has formed and manages several joint ventures which assume Catastrophe Reinsurance and other reinsurance. We also write primary insurance and quota share reinsurance through our Individual Risk unit.

SERVING CUSTOMERS
--------------------------------------------------------------------------------
RenaissanceRe has earned a reputation for excellent customer service. We provide superior risk advisory services, customized products, consistent pricing in all market conditions and dependable capacity. We pay claims quickly and reliably.


REWARDING SHAREHOLDERS
--------------------------------------------------------------------------------
RenaissanceRe has an admirable record of rewarding shareholders. Our fundamental benchmark is growth in tangible book value per share, plus accumulated dividends, which we believe measures the real value we have created. Since our initial public offering in 1995, we have produced a compounded annual growth rate in tangible book value per share, plus accumulated dividends, of 27%, while our annualized total return to shareholders was 30%.


                          RENAISSANCERE HOLDINGS LTD.                          1

                              FINANCIAL HIGHLIGHTS
                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

=======================================================================================================================
(In thousands, except per share data)          2003             2002           2001           2000           1999
-----------------------------------------------------------------------------------------------------------------------
Gross premiums written .........         $1,382,209       $1,173,049       $501,321       $433,002       $351,305
Operating income available
         to common shareholders*            524,143          363,824        146,270        134,379        119,961
Net income available
         to common shareholders             604,647          364,814        164,366        127,228        104,241

PER COMMON SHARE AMOUNTS
Operating income* - diluted ....         $     7.38       $     5.18       $   2.34       $   2.29       $   1.94
Net income - diluted ...........               8.52             5.20           2.63           2.17           1.68
Book value .....................              29.61            21.39          15.83          11.91          10.17
Dividends declared .............               0.60             0.57           0.53           0.50           0.47

OPERATING RATIOS
Operating return on average
         common equity* ........              29.2%            29.0%          17.8%          21.0%          19.8%

Claims and claim expense ratio .              33.0%            38.1%          45.0%          40.6%          34.9%
Underwriting expense ratio .....              23.4%            19.0%          25.2%          28.5%          28.1%
-----------------------------------------------------------------------------------------------------------------------
Combined ratio .................              56.4%            57.1%          70.2%          69.1%          63.0%
=======================================================================================================================

* In this annual report we refer to various non-GAAP measures, which are explained on page 65. Operating income excludes net realized gains (losses) on investments. Operating income and operating ratios also exclude the cumulative effect of a change in accounting principle relating to goodwill in 2002, and exclude a fourth quarter after-tax charge of $40.1 million relating to Stonington in 1998.



OPERATING                        TANGIBLE BOOK                   OPERATING
RETURN ON                          VALUE PER                     EARNINGS
COMMON EQUITY                     COMMON SHARE                   PER SHARE


[ BAR GRAPH OMITTED ]         [ BAR GRAPH OMITTED ]        [ BAR GRAPH OMITTED ]


2                         RENAISSANCERE HOLDINGS LTD.

                             LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

This annual report marks RenaissanceRe's tenth full year in business and our eighth as a public company. These have been ten very successful years, and by several measures 2003 was one of our best yet. Our operating income of $524 million was 48% higher than our previous best year, net income of $605 million was 66% higher, operating earnings per share of $7.38 was 42% higher and gross written managed premium of $1.5 billion was 17% higher. Finally, at 29%, our operating return on equity was within a point of our best ever as a public company and led our peer group for the eleventh straight year.

In early 2004 we increased our dividend by 27%, the ninth consecutive annual dividend increase since our initial public offering. In addition, Renaissance Reinsurance was upgraded to AA- by Standard & Poor's, one of a very few insurance industry companies to have received a rating agency upgrade in the last three years, which along with our A+ rating from AM Best places our reinsurance business among a handful of reinsurers to be so highly rated.

PROGRESS ON 2003 GOALS
--------------------------------------------------------------------------------
In last year's letter I listed five priorities for 2003. I think we did a good job on all five:

1. Continue to build RenaissanceRe's position as the world's leading property catastrophe reinsurance market. Gross property catastrophe premium written by Renaissance Reinsurance and our related joint ventures (which we refer to as "managed cat premium") was $720 million, which we believe continues to make us the world's largest writer of this business. This compares to an exceptionally strong $717 million of premium written in 2002, which was up 62% compared with 2001. While property insurance and reinsurance prices have begun to fall this year after four years of generally increasing prices, the quality of our portfolio remains high and well within our historic levels for adequate returns.

2. Continue to meet or exceed our joint venture partners' expectations. Top Layer Re and DaVinci Re, our two property catastrophe joint ventures, performed well, beating budgeted profits, due to low losses.

3. Continue to build our Specialty Reinsurance and Individual Risk businesses into sustainable franchises. In Specialty Reinsurance, we hired two executives with deep experience in surety and medical malpractice, respectively, and we became one of the leading reinsurance markets for three of our specialty classes of US business. Managed Specialty Reinsurance premium grew 18% to $292 million, compared to $247 million in 2002, and this business unit contributed over 20% of our operating profit. While prices are continuing to rise in some types of business, the rate of increase is slowing, and our book continues to grow in a few focused areas.

In Individual Risk, we made several key staffing additions and initiated two large programs with top quality managers. For the year, total written Individual Risk premium grew 58% to $447 million, from the $283 million written for 2002. In this market, property insurance prices are declining and as a result we are decreasing the amount we write; at the same time, liability insurance pricing continues to increase, and we are growing our specialty liability business in select areas.

4. Successfully enter a small number of additional lines of business. During the year, we announced one new business venture, Channel Re, in financial guaranty reinsurance. This venture officially launched in February 2004, and is described on page 16.

                          RENAISSANCERE HOLDINGS LTD.                          3

5. Develop our management talent and organizational structure to maintain our entrepreneurial culture as our business and financial scale expand. I believe we made great strides in taking the same management culture, client focus and risk control that we have always exhibited in our cat business and instituting them in our newer business units.

OUR FIRST TEN YEARS --
A SHORT SUMMARY
--------------------------------------------------------------------------------
Our first ten years breaks into three periods. In the first, we focused on building a successful property cat business, in the second we institutionalized our business discipline, and in the third we began to broaden our business in response to market need.

From our formation in 1993 through 1995, we grew our property cat business very rapidly in a very "hard market" (an industry term meaning high prices). As a new company, we established the three "success factors" that would define our business: superior risk selection, superior marketing and superior capital management. We worked hard to develop the leading catastrophe management computer system (REMS(C)) and the risk management culture to use it effectively. We focused on meeting our clients' needs through creative products and responsive service. And we carefully managed our capital in the interests of our long-term shareholders.

                           [ PHOTO OF JAMES N. STANARD
                  Chairman and Chief Executive Officer OMITTED ]

From 1996 through 1998, we focused on maintaining our underwriting discipline in a period of falling prices, becoming the first major cat reinsurer to begin cutting back risk exposure in 1996. We started Glencoe, which, with a lot of patience, has grown to be a big success. We also acquired Nobel Insurance Company (now called "Stonington"), which was not a successful transaction. When our stock price sagged, we aggressively bought back shares -- thinking like long-term shareholders. We also established the "strategic principles" that we still use to evaluate new businesses: there must be a market opportunity, we must be able to develop a competitive advantage, and the management required must fit with our culture. We did not expand much beyond our core cat business because of the first of these principles -- there was a lack of market opportunity.

As cat market prices started to rise following market losses in 1998 and 1999, we began to grow our cat premium again, becoming the world's largest writer in 2000. The hardening market conditions, which accelerated in late 2001 following the World Trade Center tragedy, Enron's collapse, billions of dollars of industry loss reserve shortfalls and the falling stock market, also allowed us to grow Individual Risk and Specialty Reinsurance, and our joint venture activity through Renaissance Underwriting Managers -- meeting all three "strategic principles" in each case.

THE NEXT TEN YEARS
--------------------------------------------------------------------------------
Although it is satisfying to reflect over a successful ten-year history, it is only relevant to the extent it helps guide us over our next ten years. To describe where I see us going, I have imagined some comments that might be in the Chairman's letter in 2013 -- ten years from now. My goal is that we will be able to say that:


4                         RENAISSANCERE HOLDINGS LTD.

1. We continue to maintain an excellent reputation with our clients, providing them quick and fair claims payment, offering outstanding security, solving their problems responsively and creatively, and providing them consistent capacity and pricing.

2. Our franchise in catastrophe reinsurance is stronger than ever. We are a leader in a number of select lines of specialty reinsurance and in a few specific types of individual risk insurance. Most of these businesses are run as wholly owned subsidiaries, while others are held in partially owned joint ventures.

3. Our businesses are managed by small, stand-alone management teams, operating with the same hands-on, client-focused, entrepreneurial culture that made us successful in our first ten years.

4. For the ten-year period from 2004 - 2013, we continued to lead the industry in the growth of book value per share (plus accumulated dividends).

I also expect that RenaissanceRe will remain a leader in risk management. But being a leader in risk management does not always guarantee great results. We may experience a big hurricane or earthquake, which could result in our first annual loss in history -- such a loss might occur in a peak exposure area for us (where pricing is especially favorable) and so produce relatively worse losses than our competitors. We may also find that some of the new segments or joint ventures that we enter do not turn into profitable businesses. We may even experience a loss that we failed to adequately model.

However, I believe that we will continue to be distinguished as a risk management leader by the way we handle these losses: we try to avoid what we call "gratuitous exposure" -- broad coverage exposed to losses but not reflected in the price; we seek to quickly identify developing exposures; we plan our capital management actions following large losses; and we have a culture and a track record of exiting ventures when they do not work, and sitting on our hands when business is underpriced. By focusing on a limited number of specialties, RenaissanceRe has fewer things that can go wrong, and we can better focus on the unique risks of each specialty. I cannot think of any company in our industry that is better equipped to handle the changing risk environment of the next ten years.

CHALLENGES FOR 2004
--------------------------------------------------------------------------------
As we enter our second decade, we are pleased with our position but not overconfident. We recognize that most of the markets in which we operate are growing more difficult, and that our competitors keep getting smarter and tougher -- in many cases emulating the strategies that have made us successful (just as we try to learn from their successes).

We are on a good course, and so I would list for 2004 the same priorities as last year, with one addition: to prepare for more competitive conditions in all of our markets.

Our excellent reputation and satisfied client base, our deep and smoothly functioning management team, and our balance sheet -- one of the strongest and cleanest in the industry -- will continue to be great competitive advantages, both in the catastrophe reinsurance sector and in other areas where we pursue opportunities.

Sincerely,

/s/ James N. Stanard
--------------------
James N. Stanard
Chairman of the Board
Chief Executive Officer
RenaissanceRe Holdings Ltd.

                          RENAISSANCERE HOLDINGS LTD.                          5

                                 RENAISSANCERE:
                LEADING THE INDUSTRY THROUGH TEN YEARS OF CHANGE



                            OVER THE LAST TEN YEARS,

                               RENAISSANCERE HAS

                              LED THE CATASTROPHE

                              REINSURANCE INDUSTRY

                  IN THE WAY WE EVALUATE RISK, USE TECHNOLOGY,

              ASSEMBLE TALENTED PROFESSIONALS AND ALLOCATE CAPITAL.

                         WE ARE NOW APPLYING OUR UNIQUE

                    APPROACH AND DISCIPLINE TO OTHER SECTORS.


1992
Hurricane Andrew causes the largest catastrophe loss to date ($16 billion in 1992 dollars), resulting in industry-wide withdrawal of capacity.


1993
RenaissanceRe is founded with an initial investment of $141 million from Warburg, Pincus; General Electric Pension Fund; and USF&G Corporation.


1994
RenaissanceRe completes first version of its dynamic financial analysis computer model.


1995
Initial Public Offering: RenaissanceRe lists on NYSE and sells 3.1 million common shares at a split-adjusted price of $6.33 per share.

6                         RENAISSANCERE HOLDINGS LTD.

1996
Company launches Glencoe subsidiary to write primary insurance.


1997
Share buybacks (beginning late '96) return capital during soft market.


1998
Company opens Dublin office to take advantage of catastrophe reinsurance opportunities in Europe. Acquisition of Nobel Insurance Company.


1999
RenaissanceRe launches first joint ventures: Top Layer Re formed with State Farm, and OPCat formed with Overseas Partners. Achieves 20% operating ROE despite year of above-average cat losses.


TANGIBLE BOOK
VALUE PER
COMMON SHARE
PLUS ACCUMULATED
DIVIDENDS
(U.S. DOLLARS)

[ BAR GRAPH OMITTED ]

Hurricane Andrew hit the coast of Florida in 1992, causing tremendous destruction and resulting in a $16 billion loss (in 1992 dollars) for the insurance industry, the largest on record until that time. Many in the industry had not believed -- or allowed themselves to believe -- that such large-scale losses were even possible.

Existing reinsurers withdrew capacity from the market, creating an opportunity for new participants, with fresh capital, to enter. In 1993, RenaissanceRe was one of a handful of new reinsurers to emerge.


OPERATING
EARNINGS
PER SHARE

[ BAR GRAPH OMITTED ]

REASSESSING THE NATURE OF RISK. Driving our new business model was a fundamental reassessment of the nature of risk. As reinsurers learned from Hurricane Andrew -- a lesson soon reinforced by California's Northridge earthquake -- the risks that companies faced were enormous, and capable of wiping out poorly constructed portfolios in a matter of minutes. These risks were not well understood by senior management at many companies.

For RenaissanceRe, this need to better appreciate risk was one of our paramount pursuits, and the use of advanced information technology was the key to arriving at a more sophisticated understanding of our exposures. Harnessing computer models, and using advanced software to simulate the impact of catastrophes on portfolios of insurance, RenaissanceRe developed proprietary techniques to examine both the expected loss for individual contracts and, just as importantly, to understand their correlation with other contracts within a portfolio.

USING COMPUTER MODELS. Although models of catastrophic risk had been available since the 1980's, they had generally been regarded with skepticism in the industry, viewed more as academic exercises than tools to be used by working practitioners in the evaluation and pricing of risk. Although the models were later vindicated, most insurers did not take them seriously since they produced estimates of potential losses that were sometimes much greater than ever experienced.

                          RENAISSANCERE HOLDINGS LTD.                          7

Initially, these models were rudimentary. The first ones merely projected expected losses for a limited set of natural disasters. But over time, and with support from customers like RenaissanceRe, they grew in sophistication: increasing the types of perils considered, extending the geographic regions examined, and capable of mining data to a much greater level of refinement.

More importantly, they evolved from being merely deterministic models -- that projected a specific outcome for a specific event or series of events -- to incorporate probabilities that could project an entire distribution of potential outcomes for portfolios composed of multiple exposures.

2000
RenaissanceRe writes more catastrophe excess treaty reinsurance than any competitor.


2001
RenaissanceRe is the first reinsurer to raise capital following WTC terrorist attack, bringing to $827 million the total raised during the year. Launches DaVinci Re joint venture.


2002
RenaissanceRe buys 9.2% stake in Platinum Underwriters Holdings, Ltd. Specialty Reinsurance premiums jump to $247 million from $77 million in prior year.


2003
With several partners, RenaissanceRe announces intent to form Channel Re, a financial guaranty joint venture, which begins business in February 2004.

Drawing upon these models, RenaissanceRe created a proprietary system, called REMS(C), or Renaissance Exposure Management System. The result of many man-years of work, and millions of dollars of investment, this proprietary software has a variety of competitive advantages:

o Incorporating multiple vendor models, it allows us to compare different assessments of risk, and thus to avoid bias toward any single model;

o It enables us to see the effect of a portfolio change in just a few seconds -- far better than standard computer simulations that would take hours or even days;

o The software can readily assess unusual contract features that could not be modeled in standard software;

o While technically very sophisticated, REMS(C) produces simple "scores" that allow our underwriters to make quick and effective judgments about the relative ranking of prospective transactions -- reflecting for each transaction both its expected margin and its correlation with our existing portfolio.

OPERATING
RETURN ON
COMMON EQUITY

[ BAR GRAPH OMITTED ]

CREATING A NEW PARADIGM. Before RenaissanceRe was formed, the typical reinsurer of catastrophe risks commanded a relatively small pool of capital, but fielded a large and dispersed group of underwriters. These underwriters were endowed more with marketing and relational abilities than with quantitative skills, and made contract decisions based upon judgment, intuition and standardized guide-


8                         RENAISSANCERE HOLDINGS LTD.

MANAGED CAT
PREMIUMS
(IN MILLIONS)

[ BAR GRAPH OMITTED ]

lines. Their objective was to capture a small percentage of a wide range of transactions -- which they believed would ensure diversification -- and to gain market share, which they relied upon for generating sufficient profits in hard markets to compensate for inadequate pricing during soft ones.

We at RenaissanceRe developed a different approach. Using our computer technology, we could readily identify superior transactions and greatly reduce the number of decision-makers we required. We could construct a more diversified portfolio whose risks were less correlated with one another. Furthermore, we were determined to sell our product only at prices that reflected the true nature of the risks we assumed, and if this meant writing less business in soft markets, we were fully prepared to do so.

Constantly upgrading, expanding and incorporating new data into REMS(C), we have continually enhanced our capabilities. We have also maintained discipline, consistently using our models for underwriting decisions.

This use of models, however, has not made RenaissanceRe a slave to its system. We recognize that our systems produce only estimates of risk -- not "facts"-- and that the models we use are based on assumptions that must be factored into consideration. Our underwriters appreciate that an apparently precise answer does not necessarily mean an accurate one. Rather, our system serves as a guide, helping us to determine which risks are relatively superior, so that we may construct a portfolio with the greatest potential for the highest possible risk-adjusted return.

GROSS WRITTEN
MANAGED
PREMIUMS BY LINE
(IN MILLIONS)

[ BAR GRAPH OMITTED ]

Working with our customers, RenaissanceRe has become a driving force for better data capture throughout our industry. Seeking to assume those risks we can analyze in depth, we partner with customers whose systems are sufficiently robust to capture an intensive amount of data, and who are capable of mining that data down to a detailed level of understanding.

In an industry that has finally recognized the validity of computer models, RenaissanceRe stands out as the company most adept at using them. Across our Company, there is buy-in among all our professionals regarding our framework for risk management and underwriting, and we have nurtured the integration of sophisticated quantitative talent with practical risk-taking decisions. Such a cohesive approach to risk-taking is difficult to achieve, and has been critical to our success.

GROWTH IN CAPITAL
(IN MILLIONS)

[ BAR GRAPH OMITTED ]

NEXT STEPS. In 1993, RenaissanceRe started out by applying its strengths to catastrophe reinsurance and became the leader in that field. Using our unique abilities, we branched out into related areas, including other lines of reinsurance, often having a low frequency/high severity risk profile similar to catastrophe risk. We also entered the field of primary insurance, underwriting in selected areas, often writing business with catastrophe-related exposures, where our underwriting discipline and technological skill could be applied to take advantage of attractive market conditions. Now, the Company is focused on applying these skills to additional areas that are equally ripe for the RenaissanceRe approach. In all endeavors, our goal is the same -- to achieve a superior understanding of risk.

                          RENAISSANCERE HOLDINGS LTD.                         9

                                  AT A GLANCE


                 BY LEVERAGING OUR CORE CATASTROPHE EXPERTISE,

                                 RENAISSANCERE

                             HAS ESTABLISHED MAJOR

                                MARKET POSITIONS

                         IN SELECTED AREAS OF INSURANCE

                                AND REINSURANCE.

CATASTROPHE AND SPECIALTY REINSURANCE
--------------------------------------------------------------------------------
RenaissanceRe is one of the world's leading reinsurers of natural and man-made catastrophe risks, commanding an estimated market share of over 10%. In Specialty Reinsurance, we focus on selected areas, such as catastrophe-exposed workers' compensation, surety, aviation and terrorism.

RENAISSANCE UNDERWRITING MANAGERS
--------------------------------------------------------------------------------
This includes three business activities. First, with outside investors, RenaissanceRe has created catastrophe reinsurance joint ventures DaVinci Re and Top Layer Re, in which we own 25% and 50%, respectively. Second, we invest in other companies, and participate in joint ventures, directed at other classes of reinsurance; these include our 9.2% stake in Platinum Underwriters Holdings, Ltd., a Bermuda-based reinsurer, and our 33% interest in Channel Re, a Bermuda-based financial guaranty reinsurer. Third, we engage in structured product transactions, in which we sell non-traditional participation in our catastrophe portfolio and also assume reinsurance risk through the purchase of catastrophe-linked securities.

INDIVIDUAL RISK
--------------------------------------------------------------------------------
The Company writes primary insurance and quota share reinsurance in a small number of specialty areas, through our Glencoe, Lantana and Stonington subsidiaries. Initially, we focused on catastrophe-exposed property insurance and recently we have also begun to write specialty lines of liability insurance. Our Individual Risk business unit, Glencoe Group Holdings Ltd., provides active oversight of underwriting activities, partnering with program managers and other vendors that perform various outsourced functions, such as customer relations, marketing, back office processing and claims handling.

10                        RENAISSANCERE HOLDINGS LTD.

                     CATASTROPHE AND SPECIALTY REINSURANCE



                  THIS YEAR, RENAISSANCERE AGAIN PROVED TO BE

                                  THE LEADING

                              CATASTROPHE REINSURER

                                       AND

                               SHOWED SIGNIFICANT

                                 GROWTH IN OUR

                             SPECIALTY REINSURANCE

                                   ACTIVITIES.


                          RENAISSANCERE HOLDINGS LTD.                         11

                                 [ PHOTOS OMITTED ]


                                 ROSS A. CURTIS
                                 Vice President
                                  Renaissance
                                Reinsurance Ltd.

 JAMES R. LEWIS                                                DAVID A. EKLUND
 Vice President                                                   President
  Renaissance                                                 Chief Underwriting
Renaissance Ltd.                                                   Officer
                                                                 Renaissance
                                                               Reinsurance Ltd.


  KEVIN J. O'DONNELL                                          MICHAEL W. CASH
Senior Vice President                                      Senior Vice President
     Renaissance                                                Renaissance
   Reinsurance Ltd.                                           Reinsurance Ltd.


                                RUSSELL M. SMITH            ROBERT J. LAMENDOLA
                             Senior Vice President         Senior Vice President
                                  Renaissance                   Renaissance
                                Reinsurance Ltd.              Reinsurance Ltd.


JON D. PARADINE                                               IAN D. BRANAGAN
 Vice President                                              Managing Director
  Renaissance                                                   Renaissance
Reinsurance Ltd.                                           Reinsurance of Europe

WHAT HAS ENABLED RENAISSANCERE TO MAINTAIN ITS POSITION AS THE WORLD'S LEADING CATASTROPHE REINSURER?
--------------------------------------------------------------------------------
A combination of things. In addition to our financial position and strong reputation for risk management, we are very service oriented, providing clients with customized products and sound advice about catastrophe risks. They appreciate our consistent approach to pricing, our high credit quality and our capacity for large lines.

WHY WAS YOUR CATASTROPHE BUSINESS ONLY FLAT THIS YEAR?
--------------------------------------------------------------------------------
We are actually very pleased with that performance. In 2003, new capacity came into the market and prices began to soften. In that environment, the fact that we sustained the high level of business we achieved in 2002 -- up 62% from 2001 -- was a considerable accomplishment. In such an environment, flat premium is often the best that we can expect; we won't write business just to gain or maintain market share, and are very disciplined about entering contracts that meet our hurdle rates.

WHAT IS THE MOST SIGNIFICANT TREND YOU SEE UNFOLDING?
--------------------------------------------------------------------------------
We have never before seen such focus on long-term credit quality. Customers want reinsurers who they know will be in business ten years from now, still willing and able to pay claims. As a result, we continue to see a flight to quality, which plays to one of our strengths.

WHAT STRATEGY IS DRIVING YOUR GROWTH IN SPECIALTY REINSURANCE?
--------------------------------------------------------------------------------
We target a few areas very carefully, where we see longer term opportunity and can leverage our expertise. We ramped up our specialty business after September 11th, as opportunities emerged in a number of areas, and in 2003 our specialty business increased 18%. Due to the nature of insurance market conditions, we often do not see adequately priced business unless there is a material loss event. When such instances arise, we seek to provide capacity and develop our involvement as a long-term, consistent market in those lines of business, at stable and sensible prices.

WHICH SPECIALTIES ARE YOU CURRENTLY FOCUSING ON?
--------------------------------------------------------------------------------
After September 11th, we took significant positions in catastrophe-related workers' compensation and terrorism coverage, and aviation to a lesser extent. After the Enron accounting scandal, we expanded into surety, on an excess of loss basis. This year we brought in seasoned underwriters in surety and medical malpractice reinsurance, two areas where we expect growth. Both fit our style: other reinsurers have suffered large losses and withdrawn capacity. We recognize that these areas -- such as medical malpractice -- have proven challenging to others, but believe our underwriting skills will enable us to evaluate those risks realistically, price our products accordingly and profit from currently attractive market conditions, while building analytic tools to attempt to generate a long-term franchise from the opportunity.


                          RENAISSANCERE HOLDINGS LTD.                         13

                       RENAISSANCE UNDERWRITING MANAGERS:

                     JOINT VENTURES AND STRUCTURED PRODUCTS


                         THE COMPANY'S JOINT VENTURE AND

                         STRUCTURED PRODUCTS INITIATIVES

                           DEMONSTRATE RENAISSANCERE'S

                           INNOVATIVE, UNCONVENTIONAL

                                    THINKING.

                     THEY EXTEND THE VALUE OF THE COMPANY'S

               EXPERTISE, IDENTIFY AND MAKE USE OF LARGE POOLS OF

                    ADDITIONAL CAPITAL, ENHANCE REVENUES AND

                 ENABLE RENAISSANCERE TO BENEFIT FROM PARTNERING

                     WITH OTHER LEADING COMPANIES. IN TURN,

                        THIS GENERATES SHAREHOLDER VALUE.



14                        RENAISSANCERE HOLDINGS LTD.

                                 [ PHOTOS OMITTED ]


LAURENCE B. RICHARDSON, II
      Vice President
 Renaissance Underwriting
      Managers, Ltd.

                                                           JOHN D. NICHOLS
                                                              President
                                                       Renaissance Underwriting
                                                            Managers, Ltd.


                RICHARD G. WEECH
                 Vice President
            Renaissance Underwriting
                 Managers, Ltd.


                                               THOMAS M. TREZISE
                                                 Vice President
                                           Renaissance Services, Ltd.

WHAT ARE THE ADVANTAGES OF CREATING JOINT VENTURES IN THE SAME BUSINESSES IN WHICH YOU ALREADY HAVE CORE ACTIVITIES? DOESN'T THIS DOUBLE YOUR RISK?
--------------------------------------------------------------------------------
Our catastrophe-related joint ventures act as "turbo-chargers" to our core reinsurance business, enabling us to leverage our underwriting skills, gain additional market share and earn added income -- all with a manageable amount of extra effort. Because the joint ventures have their own balance sheets and access different pools of capital, they can underwrite the same risks we have already evaluated, and we and our clients collectively benefit from placing the risks in a different portfolio and on a different balance sheet. We earn fee income for managing these ventures and we exercise operating and management control; we also benefit through our equity position. In the case of DaVinci, the joint venture insures the same risks as RenaissanceRe, whereas Top Layer writes only non-U.S. business at high layers (i.e. with a low probability of loss). In either case, our corporate financial and risk-management models take our equity participation and fee income into account.


HOW DID DAVINCI RE AND TOP LAYER RE PERFORM IN 2003?
--------------------------------------------------------------------------------
Both performed exceptionally well, surpassing expectations. DaVinci experienced only light losses, given the limited catastrophe losses for the year, and Top Layer continued its record of being loss-free since inception. Both ventures have been a winning proposition for our company, our partners and our customers.


HOW DO YOU CHOOSE JOINT VENTURE PARTNERS?
--------------------------------------------------------------------------------
We look for a long-term, viable partnership. We select our partners based upon their interest in investing for the long term, an expertise that enhances our capabilities for understanding the complexities of the business, and the potential that they might provide increased access to markets.


HOW HAS YOUR 9.2% EQUITY INVESTMENT IN PLATINUM UNDERWRITERS HOLDINGS, LTD. PERFORMED SINCE YOU BOUGHT IT LAST YEAR?
--------------------------------------------------------------------------------
It has worked out very well. Platinum provides reinsurance in a number of areas in which we don't participate, and has executed well. At the same time, we have given them advice on their catastrophe-related business. We invested $84 million, and our investment now has a market value of $146 million.


WHAT IS THE RATIONALE BEHIND THE NEW CHANNEL RE BUSINESS PARTNERSHIP?
--------------------------------------------------------------------------------
Together with MBIA, Koch Financial Corporation and Partner Re Ltd, we announced this new entity in October 2003 and it commenced business in February 2004. It will focus on financial guaranty reinsurance and has assumed an in-force portfolio from MBIA. This is an opportune way to participate in the financial guaranty reinsurance business, which has experienced a significant loss of reinsurance capacity at a time of improving terms and conditions -- our favorite time to enter a market. By partnering with MBIA, we were able to more easily surmount the considerable barriers to entry that exist in this area, thus immediately deploying capital and generating attractive returns.


16                        RENAISSANCERE HOLDINGS LTD.

                                INDIVIDUAL RISK






                      IN 2003, RENAISSANCERE SIGNIFICANTLY

                            EXPANDED ITS PRESENCE IN

                           THE INDIVIDUAL RISK MARKET.

                   WE NOW HAVE IN PLACE THE TECHNOLOGICAL AND

                          OPERATING INFRASTRUCTURE, AND

                  THE BUSINESS PARTNERSHIPS, TO DELIVER VALUE

                              IN OUR CHOSEN FIELDS.


                          RENAISSANCERE HOLDINGS LTD.                         17

                                 [ Photos Omitted ]


                                     RICHARD B. PRIMERANO
                                    Senior Vice President
                                   Chief Financial Officer
                                  Glencoe U.S Holdings Inc.

   JOSEPH J. GEORGE
    Vice President
Glencoe Insurance Ltd.


                      WILLIAM I. RIKER                   DAVID A. HEATHERLY
                         President                           President
                RenaissanceRe Holdings Ltd.          Glencoe U.S. Holdings Inc.


                      WILLIAM B. ASHLEY                    MICHAEL S. NUENKE
                    Senior Vice President                    Vice President
                   Chief Operating Officer            Glencoe U.S. Holdings Inc.
                    Glencoe Insurance Ltd.



18                        RENAISSANCERE HOLDINGS LTD.

WHY HAS RENAISSANCERE SO DRAMATICALLY INCREASED ITS INVOLVEMENT IN INDIVIDUAL RISK?
--------------------------------------------------------------------------------
We started our Individual Risk business in 1996, but only recently has pricing become attractive for large-scale participation. After September 11th, significant market dislocation created excellent entry opportunities, and our business more than quintupled in 2002. This year, it rose another 51%. We are now targeting specific areas that we had been following closely for several years but that had not been attractive until now.


WHICH AREAS HAVE YOU IDENTIFIED FOR GROWTH?
--------------------------------------------------------------------------------
During 2003, our Individual Risk business was mostly in property insurance, with smaller positions in commercial auto, claims-made liability and occurrence liability. We believe the property segment, which has been strong for the past few years, will decline, but certain classes of liability insurance are now very attractive and our position should grow considerably.


GIVEN THE DIFFERENCES BETWEEN CATASTROPHE REINSURANCE AND WRITING PRIMARY INSURANCE, WHAT SPECIAL SKILLS DO YOU BRING THAT WILL ENABLE YOU TO ACHIEVE ABOVE-AVERAGE RETURNS?
--------------------------------------------------------------------------------
We believe that the same paradigm shift that occurred in catastrophe reinsurance ten years ago is now underway in Individual Risk. Companies that employ computer risk modeling, and capture and deeply analyze data, will be the beneficiaries.


WHY HAVE YOU DECIDED TO ENTRUST YOUR INDIVIDUAL RISK UNDERWRITING TO OUTSIDE MANAGERS? ARE YOU GIVING UP THE DISCIPLINED CONTROL THAT HAS ALWAYS ENABLED YOU TO BE SO SUCCESSFUL?
--------------------------------------------------------------------------------
Our Individual Risk business actually comes from three sources: directly from brokers, from program managers, and from primary insurers for whom we provide quota share reinsurance. The broker business is underwritten by us in-house. In the case of program managers and our quota share reinsurance, we partner with the industry's best people. We have identified a small handful of underwriters who share our passion for data, who understand where the industry is heading, and who have in place the systems for data gathering and mining that let them robustly evaluate risks. We impose strict underwriting standards and maintain ongoing oversight. This combines well with their unique understanding of specialized markets. Moreover, we are not building a new business with them, but are picking up mature books of business.


WHY DO YOU INCLUDE QUOTA SHARE REINSURANCE TOGETHER WITH PRIMARY INSURANCE IN THIS BUSINESS UNIT?
--------------------------------------------------------------------------------
They share basic similarities: in order to succeed you have to perform a thorough analysis to fully understand the individual risks that you are insuring and the price adequacy of each individual policy. That leads us to define "Individual Risk" a little differently from the way others do.





                          RENAISSANCERE HOLDINGS LTD.                         19

                            FINANCE & ADMINISTRATION






                         RENAISSANCERE IS KNOWN FOR ITS

                            ACTIVE CAPITAL MANAGEMENT

                            AND PRUDENT INVESTMENTS.

                   AT THE END OF 2003, WE WERE WELL POSITIONED

                         TO PURSUE NEW OPPORTUNITIES AND

                    OUR INVESTMENT PORTFOLIO HAD OUTPERFORMED

                             ITS BENCHMARK INDICES.









20                        RENAISSANCERE HOLDINGS LTD.

                                 [ Photos Omitted ]






                               JOHN R. WINEINGER
                                 Vice President
                           Renaissance Services Ltd.

    STEPHEN H. WEINSTEIN                                    JOHN M. LUMMIS
       Vice President                                  Executive Vice President
      General Counsel                                  Chief Financial Officer
RenaissanceRe Holdings Ltd.                          RenaissanceRe Holdings Ltd.


       MARK A. WILCOX
       Vice President
RenaissanceRe Holdings Ltd.


                          PETER C. DURHAGER                  TODD R. FONNER
                        Senior Vice President                Vice President
                     Chief Administrative Officer              Treasurer
                     RenaissanceRe Holdings Ltd.       Renaissance Holdings Ltd.


    W. PRESTON HUTCHINGS                                  MARTIN J. MERRITT
   Senior Vice President                                Senior Vice President
  Chief Investment Officer                                    Controller
RenaissanceRe Holdings Ltd.                          RenaissanceRe Holdings Ltd.




                          RENAISSANCERE HOLDINGS LTD.                         21

CAPITAL MANAGEMENT
--------------------------------------------------------------------------------
RenaissanceRe is known for its active approach to managing capital.
We seek to optimize our capital structure by understanding our risk portfolio and by anticipating opportunities in our operations and opportunities in the capital markets.

We recognize that our key constituents -- customers, creditors and shareholders -- each have an interest in our capital structure, and we manage our risk portfolio and capital base with each of their interests in mind. This past year, recognizing the increased importance of the credit quality of key operating subsidiaries, we refined our risk tests as they apply at the subsidiary level.

At the start of 2003, January contract renewals were particularly strong. Additionally, financial markets were uncertain, due to a looming war in Iraq. As a result, we determined it was prudent to raise additional capital, to ensure that we would be adequately capitalized for potential opportunities. In January 2003, we issued $100 million in Series B Preference Shares and $100 million in 5.875% Senior Notes, and received a total of $196 million in net proceeds. The biggest capital-raising event of the year was again our earnings, which added $605 million to our capital base.

As we closed 2003, we were pleased with our capital position. We produced a 29% operating return on equity in 2003, and have the flexibility to pursue potential new opportunities in 2004.

In February of 2004, Standard and Poor's recognized our operating success and the strength of our capital position by upgrading the ratings of our reinsurance company, our senior debt and our preferred securities.

INVESTMENTS
--------------------------------------------------------------------------------
Our investment portfolio returned 6.2% during 2003, and we again outperformed our relevant indices. Our investment philosophy remains unchanged -- to assume prudent risks and to contribute to a steady growth in RenaissanceRe's book value per share. At the close of 2003, approximately 21% of the portfolio was invested in short-term securities, 62% in longer-dated investment grade issues, 11% in domestic high yield and the sovereign debt of emerging market borrowers and 6% in alternative assets (principally a diversified portfolio of hedge funds). We maintained a duration that averaged only slightly more than 2 years during 2003, short of our target range of 2.75 - 3 years. Consistent with our underwriting philosophy of avoiding gratuitous risk exposures, we are cautious about the prospect for rising interest rates. We will certainly accept investment risk, as shown by increased contributions to our non-investment grade portfolio (which returned 28.2% in 2003) and our alternative portfolio (which returned 17.4%), but we do seek to be adequately compensated for taking investment risk.

Renaissance continues to manage its investment portfolio as before: we make the strategic calls on asset allocation and duration, and manage the very high-grade component of our fixed income portfolio internally, and we employ external managers for the fixed income sectors and asset classes for which special skills and/or extensive resources are required.

CREDIT RATINGS                           S&P      A.M. Best    Moody's
----------------------------------------------------------------------
REINSURANCE SEGMENT (1)
Renaissance Reinsurance ..........        AA-*         A+         A1
DaVinci Re .......................        A            A          --
Top Layer Re .....................        AA           A+         --
Renaissance Europe ...............        --           A+         --

INDIVIDUAL RISK SEGMENT (1)
Glencoe ..........................        --           A          --
Glencoe U.S. .....................        --           A          --
Stonington .......................        --           A          --
Lantana ..........................        --           A          --

RenaissanceRe (2) ................        A*           --         A3
----------------------------------------------------------------------
*  Upgraded in February 2004

(1) The A.M. Best, S&P and Moody's ratings for the companies in the Reinsurance and Individual Risk segments reflect the insurer financial strength rating.

(2) The S&P and Moody's ratings for RenaissanceRe represent the credit ratings on its senior unsecured debt.


22                        RENAISSANCERE HOLDINGS LTD.

                                 [ Photos Omitted ]

BOARD OF DIRECTORS
RenaisssanceRe Holdings Ltd.


                                JAMES N. STANARD
                               Chairman and Chief
                               Executive Officer
                                 RenaissanceRe
                                 Holdings Ltd.

THOMAS A. COOPER
 TAC Associates

                                                                 BRIAN R. HALL
                                                                    Retired
                                                               Johnson & Higgins

  WILLIAM F. HECHT               EDMUND B. GREENE
Chairman, President                  Retired
      and CEO                General Electric Company
  PPL Corporation

                                                W. JAMES MACGINNITIE
                                              Actuary and Independent
                                                     Consultant


           SCOTT E. PARDEE                         WILLIAM RIKER
            Alan R. Holmes                           President
             Professor of                          RenaissanceRe
          Monetary Economics                       Holdings Ltd.
          Middlebury College

                                    OFFICERS
                  RenaissanceRe Holdings Ltd. and Subsidiaries

WILLIAM B. ASHLEY
Senior Vice President
Chief Operating Officer
Glencoe Insurance Ltd.

IAN D. BRANAGAN
Managing Director
Renaissance Reinsurance of Europe

MICHAEL W. CASH
Senior Vice President
Renaissance Reinsurance Ltd.

ROSS A. CURTIS
Vice President
Renaissance Reinsurance Ltd.

PETER C. DURHAGER
Senior Vice President
Chief Administrative Officer
RenaissanceRe Holdings Ltd.

DAVID A. EKLUND
President
Chief Underwriting Officer
Renaissance Reinsurance Ltd.

TODD R. FONNER
Vice President
Treasurer
RenaissanceRe Holdings Ltd.

JOSEPH J. GEORGE
Vice President
Glencoe Insurance Ltd.

DAVID A. HEATHERLY
President
Glencoe U.S. Holdings Inc.

W. PRESTON HUTCHINGS
Senior Vice President
Chief Investment Officer
RenaissanceRe Holdings Ltd.

ROBERT J. LAMENDOLA
Senior Vice President
Renaissance Reinsurance Ltd.

JAMES R. LEWIS
Vice President
Renaissance Reinsurance Ltd.

JOHN M. LUMMIS
Executive Vice President
Chief Financial Officer
RenaissanceRe Holdings Ltd.

MARTIN J. MERRITT
Senior Vice President
Controller
RenaissanceRe Holdings Ltd.

JOHN D. NICHOLS
President
Renaissance Underwriting Managers, Ltd.

MICHAEL S. NUENKE
Vice President
Glencoe U.S. Holdings Inc.

KEVIN J. O'DONNELL
Senior Vice President
Renaissance Reinsurance Ltd.

JON D. PARADINE
Vice President
Renaissance Reinsurance Ltd.

RICHARD B. PRIMERANO
Senior Vice President
Chief Financial Officer
Glencoe U.S. Holdings Inc.

LAURENCE B. RICHARDSON II
Vice President
Renaissance Underwriting Managers, Ltd.

WILLIAM I. RIKER
President
RenaissanceRe Holdings Ltd.

RUSSELL M. SMITH
Senior Vice President
Renaissance Reinsurance Ltd.

JAMES N. STANARD
Chairman of the Board
Chief Executive Officer
RenaissanceRe Holdings Ltd.

THOMAS M. TREZISE
Vice President
Renaissance Services Ltd.

RICHARD G. WEECH
Vice President
Renaissance Underwriting Managers, Ltd.

STEPHEN H. WEINSTEIN
Vice President
General Counsel
RenaissanceRe Holdings Ltd.

MARK A. WILCOX
Vice President
RenaissanceRe Holdings Ltd.

JOHN R. WINEINGER
Vice President
Renaissance Services Ltd.


24                        RENAISSANCERE HOLDINGS LTD.

                             FINANCIAL INFORMATION

                  RenaissanceRe Holdings Ltd. and Subsidiaries



TABLE OF CONTENTS: FINANCIAL INFORMATION
--------------------------------------------------------------------------------
Selected Financial Data ...................................................  26

Management's Discussion and Analysis ......................................  27

Management's Responsibility for Financial Statements ......................  42

Report of Independent Auditors ............................................  42

Consolidated Balance Sheets ...............................................  43

Consolidated Statements of Income .........................................  44

Consolidated Statements of Changes in Shareholders' Equity ................  45

Consolidated Statements of Cash Flows .....................................  46

Notes to Consolidated Financial Statements ................................  47

Glossary of Selected Insurance and Reinsurance Terms ......................  61

Comments on Regulation G ..................................................  65

Financial and Investor Information ........................................  67


                          RENAISSANCERE HOLDINGS LTD.                         25

                            SELECTED FINANCIAL DATA

                  RenaissanceRe Holdings Ltd. and Subsidiaries



                                                                              Year Ended December 31,
                                                      ----------------------------------------------------------------------
(In thousands, except per share data)                        2003        2002          2001         2000          1999
----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Gross premiums written ..............................    $1,382,209   $1,173,049   $  501,321   $  433,002    $  351,305
Net premiums written ................................     1,152,523      923,711      339,547      293,303       213,513
Net premiums earned .................................     1,115,743      760,905      333,065      267,681       221,117
Net investment income ...............................       129,542      102,686       75,156       77,868        60,334
Net realized gains (losses) on sales of
   investments ......................................        80,504       10,177       18,096       (7,151)      (15,720)
Claims and claim expenses incurred ..................       367,744      289,525      149,917      108,604        77,141
Acquisition costs ...................................       194,140       95,644       45,359       38,530        25,500
Operational expenses ................................        67,397       49,159       38,603       37,954        36,768
Income before taxes and change in
   accounting principle .............................       623,430      386,070      180,046      131,876       102,716
Net income available to common
   shareholders .....................................       604,647      364,814      164,366      127,228       104,241
Earnings per common share - diluted(1) ..............          8.52         5.20         2.63         2.17          1.68
Dividends per common share ..........................          0.60         0.57         0.53         0.50          0.47
Weighted average common shares
   outstanding ......................................        71,002       70,211       62,391       58,728        61,884
----------------------------------------------------------------------------------------------------------------------------

                                                                                  At December 31,
                                                      ----------------------------------------------------------------------
(In thousands)                                               2003        2002          2001         2000          1999
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total investments and cash ..........................    $4,187,617   $3,128,879   $2,194,430   $1,074,876   $1,059,790
Total assets ........................................     4,729,702    3,745,736    2,643,652    1,468,989    1,617,243
Reserve for claims and claim expenses ...............       977,892      804,795      572,877      403,611      478,601
Reserve for unearned premiums .......................       349,824      331,985      125,053      112,541       98,386
Debt ................................................       350,000      275,000      183,500       50,000      250,000
Subordinated obligation to capital trust ............       103,093         --           --           --           --
Company obligated mandatorily redeemable
  capital securities of a subsidiary trust
  holding solely junior subordinated
  debentures of RenaissanceRe .......................          --         84,630       87,630       87,630       89,630
Preferred shares ....................................       250,000      150,000      150,000         --           --
Total shareholders' equity attributable
   to common shareholders ...........................     2,084,643    1,492,035    1,075,024      700,818      600,329
Common shares outstanding ...........................        70,399       69,750       67,893       58,863       59,058
----------------------------------------------------------------------------------------------------------------------------


(1) Earnings per common share - diluted was calculated by dividing net income available to common shareholders by the number of weighted average common shares and common share equivalents outstanding. Common share equivalents are calculated on the basis of the treasury stock method.


26                        RENAISSANCERE HOLDINGS LTD.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   RenaissanceRe Holdings Ltd. and Subsidiaries


================================================================================

The following is a discussion and analysis of our results of operations for the year ended December 31, 2003 compared with the years ended December 31, 2002 and December 31, 2001. The following also includes a discussion of our financial condition at December 31, 2003. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this report. This report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results described or implied by these forward-looking statements (see "Note on Forward-Looking Statements"). In addition, we refer you to our Risk Factors included in other filings made with the Securities and Exchange Commission from time to time.

OVERVIEW
--------------------------------------------------------------------------------
RenaissanceRe was established in 1993 to write property catastrophe reinsurance. By pioneering the use of sophisticated computer models to construct our portfolio, we have become one of the world's largest and most successful catastrophe reinsurers. We are seeking to leverage our expertise to establish leading franchises in additional selected areas of insurance and reinsurance.

Since a substantial portion of the reinsurance and insurance we write provides protection from damages relating to natural and man-made catastrophes, our results depend to a large extent on the frequency and severity of such catastrophic events, and the coverages we offer to clients impacted by these events. Currently, we conduct our business through two reportable segments, Reinsurance and Individual Risk.

Our revenues are principally derived from three sources: 1) net premiums earned from the reinsurance and insurance policies we sell; 2) net investment income and realized gains and losses from the investment of our capital funds and the investment of the cash we receive on the policies which we sell; and 3) other income received from our joint ventures and other structured products.

Our expenses primarily consist of: 1) claims and claim expenses incurred on the policies of reinsurance and insurance we sell; 2) acquisition costs which typically represent a percentage of the premiums we write; 3) operational expenses which primarily consist of personnel expenses, rent and other operating expenses; and 4) interest and dividend costs related to our debt, preference shares and subordinated obligation to capital trust.

The operational results, also known as the underwriting results, of an insurance or reinsurance company are discussed frequently by reference to its claims and claim expense ratio, underwriting expense ratio, and combined ratio. The claims and claim expense ratio is the result of dividing claims and claim expenses incurred by net premiums earned. The underwriting expense ratio is the result of dividing underwriting expenses (acquisition expenses and operational expenses) by net premiums earned. The combined ratio is the sum of the claims and claim expense ratio and the underwriting expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
--------------------------------------------------------------------------------
CLAIMS AND CLAIM EXPENSE RESERVES

We believe that the most significant accounting judgment made by management is our estimate of the claims and claim expense reserves. Claim reserves represent estimates, including actuarial and statistical projections at a given point in time, of the ultimate settlement and administration costs of claims incurred, and it is likely that the ultimate liability will exceed or be less than such estimates. It is also possible that the ultimate liability may materially exceed or be materially less than such estimates. Such estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other variable factors such as inflation.

Adjustments to our prior year estimated ultimate claims reserves will impact our current year net income by increasing our net income if the prior year estimated ultimate claims reserves are determined to be overstated, or by reducing our net income if the prior year estimated ultimate claims reserves prove to be insufficient. During the years ended December 31, 2003, 2002 and 2001, changes to prior year estimated ultimate claims reserves had the following impact on our net income; during 2003, prior years estimated ultimate claims reserves were reduced by $95.1 million and accordingly, our 2003 net income was increased by $95.1 million; during 2002, prior years estimated ultimate claims reserves were reduced by $2.0 million, and our 2002 net income was increased by $2.0 million; and during 2001, prior years estimated ultimate claims reserves were reduced by $16.0 million, and our 2001 net income was increased by $16.0 million. (also see Reserves for Claims and Claim Expenses.)

For our property catastrophe reinsurance operations, we initially set our claims reserves based on case reserves and other reserve estimates reported by insureds and ceding companies.

                          RENAISSANCERE HOLDINGS LTD.                         27

We then add to these case reserves, our estimates for additional case reserves, and an estimate for incurred but not reported reserves ("IBNR"). These estimates are generally based upon our experience with similar claims, our knowledge of potential industry loss levels for each loss, and industry information which we gather and retain in our REMS(C) modeling system. The estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty associated with property catastrophe claims. During 2003, with the accumulation of ten years of historical information on our claims and claim expenses, we adopted a new system to reassess our property catastrophe reserves on our older accident years.

In reserving for our specialty reinsurance and Individual Risk coverages we do not have the benefit of a significant amount of our own historical experience in these lines, and therefore we estimate our IBNR for our specialty reinsurance and Individual Risk coverages by utilizing an actuarial method known as the Bornhuetter-Ferguson technique, a widely used method for lines of business in which a company may have limited historical loss experience. The utilization of the Bornhuetter-Ferguson technique requires a company to estimate an ultimate claims and claim expense ratio and select an estimated loss reporting pattern for each line of business that it offers. The expected loss ratio is modified to the extent that reported losses to date differ from what would be expected based on the selected loss reporting pattern. This method gives more weight to the actual reported loss experience as the underwriting period matures. We select our estimates of the ultimate claims and claim expense ratios and estimated loss reporting patterns by reviewing industry standards and adjusting these standards based upon the coverages and terms of the coverages we offer.

Because any reserve estimate is simply an insurer's estimate of its ultimate liability, and because there are numerous factors which affect reserves but can not be determined with certainty in advance, our ultimate payments will vary, perhaps materially, from our initial estimate of reserves. Therefore, because of these inherent uncertainties, we have developed a reserving philosophy which attempts to incorporate prudent assumptions and estimates. In future periods, assuming future reported and paid claims activity is consistent with that of recent quarters, and barring unforeseen circumstances, we believe that, as our reserves on older accident years continue to age, we may experience further reduction to our older accident year reserves.

All of our estimates are reviewed annually with an independent actuarial firm. We also review our assumptions and our methodologies on a quarterly basis. If we determine that an adjustment to an earlier estimate is appropriate, such adjustments are recorded in the quarter in which they are identified. Although we believe we are cautious in our assumptions, and in the application of our methodologies, we cannot be certain that our ultimate payments will not vary, perhaps materially, from the estimates we have made.

At December 31, 2003, our total gross reserves for claims and claim expenses was $977.9 million and our estimated IBNR reserves were $596.6 million. A 5% change in such IBNR reserves would equate to a $29.8 million adjustment to claims and claim expenses incurred, which would represent 4.9% of our 2003 net income and 1.3% of shareholders' equity at December 31, 2003.

PREMIUMS

We recognize premiums as income over the terms of the related contracts and policies. Our written premiums are based on policy and contract terms and include estimates based on information received from both insureds and ceding companies. We record adjustment premiums in the period in which they occur.

We book premiums on non-proportional contracts in accordance with the contract terms. Premiums written on losses occurring contracts are typically earned over the contract period. Premiums on risks attaching contracts are generally earned as reported by the cedants, which typically is over double the contract period. Management makes estimates based on judgment and historical experience for periods during which information has not yet been received. Such estimates are subject to adjustment in subsequent periods when actual figures are recorded.

The minimum and deposit premium on excess policies are usually determined by the contract wording. In the absence of defined amounts in the contract, management estimates written premium on these contracts based on historical experience and judgment. Actual amounts are determined in subsequent periods based on actual exposures and any adjustments are recorded in the period in which they occur.

In our Individual Risk business, it is often necessary to estimate portions of premiums written from quota-share contracts and by program managers. Management estimates this premium based on discussions with ceding companies and program managers and also based on historical experience and judgment. Total premiums estimated at December 31, 2003 and 2002 were $103.7 million and $74.6 million, respectively.

We record ceded premiums on the same basis as assumed premiums. Reinstatement premiums are estimated by management, based on the contract terms, at the time of the loss occurrence giving rise to the reinstatement.



28                          RENAISSANCERE HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

SUMMARY OF RESULTS OF OPERATIONS FOR 2003, 2002 AND 2001:

The following table presents our consolidated results by segment.



                                                                            Year ended December 31, 2003
                                                ------------------------------------------------------------------------------------
(in thousands)                                    Reinsurance    Individual Risk    Eliminations(1)       Other            Total
------------------------------------------------------------------------------------------------------------------------------------
Gross premiums written ........................    $  956,257      $  446,724         $ (20,772)        $     --         $1,382,209
------------------------------------------------------------------------------------------------------------------------------------
Net premiums written ..........................    $  789,769      $  362,754                                 --         $1,152,523
------------------------------------------------------------------------------------------------------------------------------------
Net premiums earned ...........................    $  809,360      $  306,383                                 --         $1,115,743
Claims and claim expenses incurred ............       209,197         158,547                                 --            367,744
Acquisition expenses ..........................        93,227         100,913                                 --            194,140
Operational expenses ..........................        52,504          14,893                                 --             67,397
------------------------------------------------------------------------------------------------------------------------------------
Underwriting income ...........................    $  454,432      $   32,030                                 --            486,462
------------------------------------------------------------------------------------------------------------------------------------
Net investment income .........................                                                          129,542            129,542
Other income ..................................                                                           27,070             27,070
Other items, net ..............................                                                           (2,394)            (2,394)
Interest, preferred share dividends,
   Capital Securities minority interest .......                                                          (44,523)           (44,523)
Minority interest - DaVinciRe .................                                                          (72,014)           (72,014)
Net realized gains on investments .............                                                           80,504             80,504
------------------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders ...                                                       $  118,185         $  604,647

Claims and claim expense ratio ................          25.8%         51.7%                                                   33.0%
Underwriting expense ratio ....................          18.0%         37.8%                                                   23.4%
------------------------------------------------------------------------------------------------------------------------------------
   Combined ratio .............................          43.8%         89.5%                                                   56.4%
                                                ------------------------------------------------------------------------------------

(1) Represents premium ceded from Individual Risk segment to Reinsurance segment



                                                                            Year ended December 31, 2002
                                                ------------------------------------------------------------------------------------
(in thousands)                                    Reinsurance    Individual Risk    Eliminations(1)       Other            Total
------------------------------------------------------------------------------------------------------------------------------------
Gross premiums written ........................    $  912,695      $  282,579         $ (22,225)        $     --          $1,173,049
------------------------------------------------------------------------------------------------------------------------------------
Net premiums written ..........................    $  696,610      $  227,101                                 --          $  923,711
------------------------------------------------------------------------------------------------------------------------------------
Net premiums earned ...........................    $  667,926      $   92,979                                 --          $  760,905
Claims and claim expenses incurred ............       249,316          40,209                                 --             289,525
Acquisition expenses ..........................        70,698          24,946                                 --              95,644
Operational expenses ..........................        39,264           9,895                                 --              49,159
------------------------------------------------------------------------------------------------------------------------------------
Underwriting income ...........................    $  308,648      $   17,929                                 --             326,577
------------------------------------------------------------------------------------------------------------------------------------
Net investment income .........................                                                       $  102,686            102,686
Other income ..................................                                                           32,821             32,821
Other items, net ..............................                                                          (10,351)           (10,351)
Interest, preferred share dividends,
  Capital Securities minority interest ........                                                          (32,858)           (32,858)
Minority interest - DaVinciRe .................                                                          (55,051)           (55,051)
Cumulative effect of a change
  in accounting principle .....................                                                           (9,187)            (9,187)
Net realized gains on investments .............                                                           10,177             10,177
------------------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders ...                                                       $   38,237         $  364,814

Claims and claim expense ratio                           37.3%           43.2%                                                 38.1%
Underwriting expense ratio                               16.5%           37.5%                                                 19.0%
------------------------------------------------------------------------------------------------------------------------------------
  Combined ratio ..............................          53.8%           80.7%                                                 57.1%

(1) Represents premium ceded from Individual Risk segment to Reinsurance segment


                           RENAISSANCERE HOLDINGS LTD.                        29

                                                                     Year ended December 31, 2001
                                               ------------------------------------------------------------------------
(in thousands)                                     Reinsurance   Individual Risk         Other              Total
-----------------------------------------------------------------------------------------------------------------------
Gross premiums written .......................      $ 451,364        $ 49,957           $    --            $ 501,321
-----------------------------------------------------------------------------------------------------------------------
Net premiums written ..........................     $ 326,680        $ 12,867                --            $ 339,547
-----------------------------------------------------------------------------------------------------------------------
Net premiums earned ...........................     $ 325,223        $  7,842                --            $ 333,065
Claims and claim expenses incurred ...........        152,341          (2,424)               --              149,917
Acquisition expenses .........................         44,029           1,330                --               45,359
Operational expenses .........................         28,198          10,405                --               38,603
-----------------------------------------------------------------------------------------------------------------------
Underwriting income ..........................      $ 100,655       $  (1,469)               --               99,186
-----------------------------------------------------------------------------------------------------------------------
Net investment income ........................                                           75,156               75,156
Other income .................................                                           16,244               16,244
Other items, net .............................                                        $ (27,414)             (27,414)
Interest, preferred share dividends, Capital
   Securities minority interest ..............                                          (16,151)             (16,151)
Minority interest - DaVinciRe ................                                             (751)                (751)
Net realized gains on investments ............                                           18,096               18,096
-----------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders ..                                        $  65,180            $ 164,366

Claims and claim expense ratio ...............           46.8%          (30.9%)              --                 45.0%
Underwriting expense ratio ...................           22.2%          149.6%               --                 25.2%
-----------------------------------------------------------------------------------------------------------------------
   Combined ratio ............................           69.0%          118.7%               --                 70.2%


SUMMARY OVERVIEW

For the years ended December 31, 2003 and 2002 our net premiums earned increased by $354.8 million and $427.8 million, respectively, or 47% and 128%, respectively. These increases were primarily due to the market dislocation which occurred after the World Trade Center disaster, and the significant losses stemming from this event. These losses caused an imbalance in the supply and demand for our insurance and reinsurance products, and as a result, we increased our written premiums, in both our established property catastrophe line and our specialty reinsurance line, and also increased our premiums in our Individual Risk operations. Contributing to the increase in Individual Risk operations during 2003 was the continued growth of: 1) our Program Manager distribution channel, where we write primary insurance through specialized program managers; and 2) our Quota Share Reinsurance distribution channel, where we write quota share reinsurance with primary insurers (see below for underwriting results by segment).

With our increase in premiums written, we generally have also experienced related increases in: 1) claims and claim expenses incurred; 2) acquisition expenses; 3) operational expenses; and 4) net income. However, during 2003, we produced a claims and claim expense ratio of 33.0%, which was aided by reductions of prior years estimated ultimate claims reserves of $95 million, and by an estimate of approximately $40 million of reduced losses due to a reduced level of catastrophe loss events occurring in 2003.

NET INVESTMENT INCOME

                                            Year ended December 31,
                                   ---------------------------------------------
(in thousands)                         2003             2002             2001
--------------------------------------------------------------------------------
Net investment income ...........   $ 129,542        $ 102,686         $ 75,156
                                   ----------

During 2003 we increased the amount of investments allocated to other investments. These investments are carried at fair value, with interest, dividend income, realized gains (losses) and unrealized gains (losses) included in investment income. During 2003, we recorded $25.9 million of net investment income from these other investments (2002 - $0.4 million loss), which were largely responsible for the increase in net investment income during 2003 (see Investments). The increase in our net investment income in 2002 as compared with 2001 was due to the significant increase in our invested assets from $2.2 billion at December 31, 2001 to $3.1 billion at December 31, 2002, which was generated primarily from strong cash flows from operations of $778 million. Also, in the latter half of 2001 we raised $785 million from financing activities which was available for us for investment purposes for the full year of 2002.

30                        RENAISSANCERE HOLDINGS LTD.

OTHER INCOME

                                                  Year ended December 31,
                                             -----------------------------------
(in thousands)                                   2003      2002       2001
--------------------------------------------------------------------------------
Property catastrophe business -
   fee income ........................  $  7,655       $  3,882       $  8,643
Property catastrophe business -
   equity earnings -
   Top Layer Re ......................    21,167         22,339          9,663
Other items ..........................    (1,752)         6,600         (2,062)
--------------------------------------------------------------------------------
   Total other income ................  $ 27,070       $ 32,821       $ 16,244
                                       ----------

The majority of our other income is generated from our 50% equity ownership in Top Layer Re. The increase in property catastrophe business - fee income during 2003 was primarily due to the $4 million annual fee we receive related to services provided to Platinum. The reduction in other items is primarily related to the derivative income we received in 2002 (as noted below), which did not repeat in 2003.

During 2002, the significant increase in our equity earnings from Top Layer Re was due to the increase in the premiums written by Top Layer Re, from $38.8 million in 2001 to $73.0 million in 2002, and the resultant net income from those premiums. Also in 2002, income from other items increased due primarily to $7.2 million of income related to derivative instruments under which recoveries are triggered by an industry loss index or geological or physical variables.

CORPORATE EXPENSES

                                                    Year ended December 31,
                                          --------------------------------------
(in thousands)                                 2003        2002          2001
--------------------------------------------------------------------------------
Corporate expenses ...................      $ 16,043     $ 14,327      $ 11,485
                                           ----------

Corporate expenses include expenses related to legal and certain consulting expenses, costs for research and development, and other miscellaneous costs associated with operating as a publicly traded company. The increase in corporate expenses during 2003 primarily related to an increase in the cost for directors' and officers' insurance and increases in fees to comply with recently adopted regulations of the Securities and Exchange Commission, including those related to complying with the Sarbanes-Oxley Act of 2002. The majority of the increase in corporate expenses in 2002 primarily related to $1.9 million increase in legal costs and $1.2 million of costs related to accelerated vesting of equity compensation.



INTEREST, CAPITAL SECURITIES AND PREFERRED SHARE DIVIDENDS

                                                      Year ended December 31,
                                             -----------------------------------
(in thousands)                                      2003     2002    2001
--------------------------------------------------------------------------------
Interest - revolving credit facilities ....    $ 2,318      $ 2,569       $2,378
Interest - $150 million 7.0%
   Senior Notes ...........................     10,500       10,500        4,871
Interest - $100 million
   5.875% Senior Notes ....................      5,434         --           --
Dividends - $103.1 million
   Capital Securities .....................      7,470        7,605        7,484
Dividends - $150 million 8.1%
   Series A - Preference Shares ...........     12,150       12,184        1,418
Dividends - $100 million 7.3%
   Series B - Preference Shares ...........      6,651         --           --
--------------------------------------------------------------------------------
Total interest and Capital
   Securities and preferred
   share dividends ........................    $44,523      $32,858      $16,151
                                             ----------

Our interest payments and preferred dividends increased during 2003, primarily as a result of the issuance of $100 million 5.875% Senior Notes and the issuance of $100 million 7.3% Series B Preference Shares. This capital was raised to support the growth in our insurance and reinsurance operations.

Our interest payments and preferred dividends increased during 2002, primarily as a result of the timing of our capital raising activities, which occurred in the latter half of 2001. Accordingly, during 2002, the balance of the 7.0% Senior Notes and the 8.1% Series A - Preference Shares were outstanding for the entire year, and we incurred a full year of charges related to these securities during 2002 as compared to a partial year of charges during 2001.

INCOME TAX EXPENSE (BENEFIT)
                                                      Year ended December 31,
                                                  ------------------------------
(in thousands)                                       2003      2002     2001
--------------------------------------------------------------------------------
Income tax expense (benefit) ..................    $ (18)    $ (115)  $ 14,262
                                                  -------

During 2003 and 2002, we wrote a limited amount of business in our U.S. operations, and, therefore, our U.S. net income was minimal and the related tax impact for 2003 and 2002 was also minimal.

During 2001, we also had little or no net income in the U.S., however, at December 31, 2001 we had accumulated a $26.9 million deferred tax asset. As a result of the limited number of attractive opportunities in the U.S. primary insurance market at that time, we decided to increase our valuation allowance by $14.0 million. At December 31, 2003, the gross and net balance of the deferred tax asset was $33.3 million and $4.0 million, respectively.

We currently plan to continue to increase the business written by our U.S. insurance subsidiary. If, as a result, our U.S. operations begin to generate taxable income, the appropriateness of the valuation allowance will be reassessed and, accordingly,

                          RENAISSANCERE HOLDINGS LTD.                         31
potential profits from our U.S. operations would possibly not have a corresponding offset for tax expenses, up to the $29.3 million valuation allowance recorded at December 31, 2003.

NET REALIZED GAINS ON INVESTMENTS

                                                    Year ended December 31,
                                             -----------------------------------
(in thousands)                                  2003        2002          2001
--------------------------------------------------------------------------------
Net realized gains on investments .........   $ 80,504    $ 10,177      $ 18,096
                                             ----------

Because our investment portfolio is structured to preserve capital and provide us with a high level of liquidity, a large majority of our investments are invested in the fixed income markets and, therefore, our realized holding gains and losses on investments are highly correlated to fluctuations in interest rates. Therefore, as interest rates decline, as occurred in 2003, 2002 and 2001, we will tend to have realized gains from the turn over of our investment portfolio, and as interest rates increase, we will tend to have realized losses from the turnover of our investment portfolio, although the actual amount of realized gains (losses) on sales of investments can be reduced depending on which specific securities we choose to sell.

The amount of the realized gains or realized losses that will be recorded in the future will be dependent upon the level of our investments, the changes in the interest rate environment and how quickly or slowly we choose to turn over our investment portfolio.

CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLE - GOODWILL
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets." In the second quarter of 2002, the Company completed its initial impairment review in compliance with the transition provisions of SFAS 142 and, as a result, the Company decided to record goodwill at zero value, the low end of an estimated range of values, and wrote off the balance of its goodwill during the second quarter of 2002, which totaled $9.2 million. In accordance with the provisions of SFAS 142, this is required to be recorded as a cumulative effect of a change in accounting principle in the consolidated statement of income and is required to be recorded retroactive to January 1, 2002.

UNDERWRITING RESULTS BY SEGMENT
We conduct our business through two reportable segments, Reinsurance and Individual Risk. Our Reinsurance segment provides reinsurance through our catastrophe reinsurance and specialty reinsurance business units and through Renaissance Underwriting Managers. Our Individual Risk segment provides primary insurance and quota share reinsurance.

Our underwriting results by segment are provided below:

REINSURANCE SEGMENT
Our Reinsurance operations are comprised of three business units: 1) property catastrophe reinsurance, primarily written through Renaissance Reinsurance and DaVinci; 2) specialty reinsurance, primarily written through Renaissance Reinsurance and DaVinci; and 3) certain activities of Renaissance Underwriting Managers.

The following table summarizes the underwriting results and ratios for the Reinsurance segment for the years ended December 31, 2003, 2002 and 2001:


                                                    Year ended December 31,
                                        ----------------------------------------
(in thousands)                              2003           2002          2001
--------------------------------------------------------------------------------
Property catastrophe premium(1)
  Renaissance .........................   $488,124      $455,628       $373,896
  DaVinci .............................    155,541       187,822          --
--------------------------------------------------------------------------------
     Total property
        catastrophe premium ...........    643,665       643,450        373,896
Specialty premium
  Renaissance .........................    268,506       247,020         77,468
  DaVinci .............................     23,314          --             --
--------------------------------------------------------------------------------
     Total specialty premium ..........    291,820       247,020         77,468
--------------------------------------------------------------------------------
     Total Renaissance gross
        premium written ...............   $935,485      $890,470       $451,364
--------------------------------------------------------------------------------
Net premium written ...................   $789,769      $696,610       $326,680
--------------------------------------------------------------------------------
Net premium earned - property
   catastrophe ........................   $498,747      $462,471       $261,054
Net premium earned - specialty ........    310,613       205,455         64,169
--------------------------------------------------------------------------------
   Total net premium earned ...........    809,360       667,926        325,223
Claims and claim
   expenses incurred ..................    209,197       249,316        152,341
Acquisition expenses ..................     93,227        70,698         44,029
Operational expenses ..................     52,504        39,264         28,198
--------------------------------------------------------------------------------
Underwriting income ...................   $454,432      $308,648       $100,655

Claims and claim expense ratio ........       25.8%         37.3%          46.8%
Underwriting expense ratio ............       18.0%         16.5%          22.2%
--------------------------------------------------------------------------------
   Combined ratio .....................       43.8%         53.8%          69.0%
                                          ---------


(1) Excludes combined premium assumed from the Individual Risk segment of $20.8 million and $22.2 million for the years ended December 31, 2003 and 2002, respectively.


Premiums

Property catastrophe - During 2003 our consolidated property catastrophe premiums remained relatively flat, primarily due to increased competition and due to some softening of prices in the market, where we accordingly chose not to renew certain policies.

The increase in our property catastrophe premiums during 2002 was primarily due to an improving market following 1) the World Trade Center disaster in 2001 and
2) insured losses from nine significant worldwide catastrophic events in 1999. Because of these events, as with many large losses, two changes occurred in 2002: 1) many reinsurers recorded significant losses and were forced to, or chose to, withdraw their underwriting capacity from these regions; and 2) these losses raised the awareness of the severity of the losses which could


32                       RENAISSANCERE HOLDINGS LTD.

impact these geographic locations. As a result of these factors, prices for reinsurance coverages in these and other geographic locations increased, in some cases significantly. Accordingly, our 2002 reinsurance premiums also increased, firstly from the increased prices on renewing policies and secondly by enabling us to write new business which was previously priced at an uneconomical rate of return.

During 2004 we expect this market to remain relatively competitive which would cause a corresponding reduction in pricing. Accordingly, we expect that the level of our property catastrophe premiums will decrease in 2004.

Specialty reinsurance - During 2003 our consolidated specialty reinsurance premiums increased by $45 million or 18%. This increase was primarily due to our continued focus on a few targeted areas of this market where we believe we can leverage our expertise. The markets representing the majority of the increase were the catastrophe exposed workers' compensation market and the market for terrorism-specific reinsurance.

During 2002, the factors that caused the improved market conditions in the property catastrophe market also contributed to improving market conditions in the lines of specialty reinsurance which we write, and subsequent to the World Trade Center disaster, we significantly increased our participation in this market. We categorize our specialty reinsurance premiums as reinsurance coverages that are not specifically property catastrophe coverages. Examples of specialty lines of reinsurance coverages provided by us include catastrophe exposed workers' compensation, surety, aviation and terrorism.

Gross premiums written by geographic region
The following is a summary of our reinsurance premiums by geographic region.

                                                 Year ended December 31,
                                          --------------------------------------
(in thousands)                                 2003         2002          2001
--------------------------------------------------------------------------------
Property catastrophe
   United States and Caribbean ..........    $297,954     $310,090     $180,305
   Europe ...............................     156,156       86,461       20,414
   Worldwide ............................     126,541      169,790       93,474
   Australia and New Zealand ............      26,588        2,127       12,159
   Worldwide (excluding U.S.)(1) ........      14,968       56,628       45,111
   Other ................................      21,458       18,354       22,433
Specialty reinsurance(2) ................     291,820      247,020       77,468
--------------------------------------------------------------------------------
Total reinsurance gross
   premiums written(3) ..................    $935,485     $890,470      $451,364
                                            ----------

(1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross written premiums written to date is predominantly from Europe and Japan.

(2) The category specialty reinsurance consists of contracts that are predominantly exposed to U.S. risks, with a small portion of the risks being Worldwide.

(3) Excludes $20.8 million and $22.2 million of total premium assumed by the Reinsurance segment from the Individual Risk segment in 2003 and 2002, respectively.



Ceded premiums written

                                                    Year ended December 31,
                                             -----------------------------------
(in thousands)                                    2003        2002        2001
--------------------------------------------------------------------------------
Ceded premiums written .....................  $ 166,488   $ 216,085    $ 124,684
                                             ----------

Because of the potential volatility of the property catastrophe reinsurance business, we purchase reinsurance to reduce our exposure to large losses. We use our REMS(C) modeling system to evaluate how each purchase interacts with our portfolio of reinsurance contracts we write, and with the other ceded reinsurance contracts we purchase, to determine the appropriateness of the pricing of each contract. During 2003, we reduced the level of reinsurance purchased because of the reduction in the availability of appropriately priced opportunities.

During 2002, the majority of the increase in our ceded reinsurance premiums was from placements of quota share reinsurance agreements for participations in our property catastrophe book of business. In accordance with these agreements we retain fees and have the right to receive profit commissions associated with these cessions. The fees and profit commissions are reflected as a reduction to operating expenses and acquisition expenses, respectively.

Although we would remain liable to the extent that any of our reinsurers fail to pay our claims, before placing reinsurance we evaluate the financial condition of our reinsurers. At December 31, 2003, the majority of the $149.2 million of net losses recoverable relates to outstanding claims reserves on our books, and, in accordance with the terms of the policies, we generally must wait to collect from our reinsurers until we pay the underlying claims. We expect to fully collect the recorded net balance of the losses recoverable.

To the extent that appropriately priced coverage is available, we anticipate continued use of reinsurance to reduce the potential volatility of our results.

Underwriting results
The increase in our 2003 net underwriting income from our Reinsurance segment was primarily the result of three factors: 1) the comparably low level of property catastrophe losses during 2003 which contributed approximately $40 million of a reduction in claims and claim expenses; 2) favorable development on prior period reserves which contributed $70 million of a reduction in claims and claim expenses; and 3) the increase in our net reinsurance premiums earned during 2003, as a result of our increase in gross written property catastrophe premiums in 2002 and the increase in our gross written specialty reinsurance premiums in 2002 and 2003 (see "Premiums" above).

The increase in our 2002 net underwriting income from our Reinsurance segment was primarily the result of three factors: 1) the low level of property catastrophe losses during 2002; 2) the increase in our net reinsurance premiums earned during 2002, a result of our increase in gross written property catastrophe and specialty reinsurance premiums; and 3) the inception of DaVinci's operations during 2002.

                          RENAISSANCERE HOLDINGS LTD.                         33

Losses from our property catastrophe reinsurance and specialty reinsurance policies can be infrequent, but severe; however during periods with benign property catastrophe loss activity, such as 2003 and 2002, we have the potential to produce a low level of losses and a related increase in underwriting income. Although this occurred during 2003 and 2002, there can be no guarantee that this reduced level of losses will occur in 2004 or beyond.

Also during 2003 and 2002, as discussed in the "Premiums" section above, we significantly increased our specialty reinsurance premiums written. Although specialty reinsurance premiums will normally produce higher claims and claim expenses than the property catastrophe reinsurance business, the reduction in our losses resulting from the low level of catastrophe losses during 2003 and 2002 and the reductions in prior year property catastrophe reserves during 2003 more than offset the increased level of loss activity arising from our specialty reinsurance premiums.

Our underwriting expenses consist of acquisition expenses and operational expenses. Acquisition expenses consist of costs to acquire premiums and are principally comprised of broker commissions and excise taxes. Acquisition expenses are driven by contract terms and are normally a set percentage of premiums and, accordingly, these costs will normally fluctuate in line with the fluctuation in premiums. Operational expenses consist of salaries and other general and administrative expenses. Our reinsurance business operates with a limited number of employees and we were able to grow our written premiums without proportionally increasing our operating expenses during 2002. The increase in underwriting expenses during 2003 was primarily due to an increase in acquisition costs on our specialty reinsurance business, which is attributable to commission costs related to certain quota share premiums written in 2003 which typically carry higher acquisition costs than our excess of loss contracts.

Recently, we have entered into joint ventures and specialized quota share cessions of our book of business. In accordance with the joint venture and quota share agreements, we are entitled to certain fee income and profit commissions. We record these fees and profit commissions as a reduction in acquisition expenses or operating expenses and accordingly these fees have also contributed to the reduction in our expense ratio.

INDIVIDUAL RISK SEGMENT
We define our Individual Risk segment to include underwriting that involves understanding the characteristics of the original underlying insurance policy. Our principal products include: 1) commercial and homeowners property coverages, including catastrophe-exposed lines; 2) commercial liability coverages, including general, automobile, professional and various specialty lines; and 3) reinsurance to other insurers on a quota share basis. We operate through the Glencoe Group of companies, whose principal operating subsidiaries are Glencoe, Stonington and Lantana.

The following table summarizes the underwriting results and ratios for the Individual Risk segment for the years ended December 31, 2003, 2002, and 2001:



                                                 Year ended December 31,
                                      ------------------------------------------
(in thousands)                             2003            2002           2001
--------------------------------------------------------------------------------
Gross premiums written .............   $446,724        $282,579       $ 49,957
--------------------------------------------------------------------------------
Net premiums written ...............   $362,754        $227,101       $ 12,867
--------------------------------------------------------------------------------
Net premiums earned ................   $306,383        $ 92,979       $  7,842
Claims and claim expenses
   incurred ........................    158,547          40,209         (2,424)
Acquisition expenses ...............    100,913          24,946          1,330
Operational expenses ...............     14,893           9,895         10,405
--------------------------------------------------------------------------------
Underwriting income ................   $ 32,030        $ 17,929       $ (1,469)

Claims and claim expense ratio .....       51.7%           43.2%         (30.9)%
Underwriting expense ratio .........       37.8%           37.5%         149.6%
--------------------------------------------------------------------------------
   Combined ratio ..................       89.5%           80.7%         118.7%
                                          ------


Premiums
The increase in our premiums from our Individual Risk operations was as a result of an improving market environment due primarily to: 1) the increase in demand for insurance and reinsurance protection, and the withdrawal of supply, as a result of the substantial losses stemming from the World Trade Center disaster in 2001; 2) the ongoing increase to prior year reserves for many companies with asbestos and environmental liabilities; and 3) the continuing increases to prior year reserves for companies who participated in the casualty market of the late 1990's. As a result of these items, many insurance companies in the U.S. have withdrawn from the U.S. insurance market, and many insurance companies have had their credit ratings substantially reduced. In response to these dislocations, we received numerous opportunities to partner with program managers who were looking for high quality, stable companies with which to do business. Also, because of our financial strength and our strong credit ratings, we received increasing opportunities to work with existing insurance companies on a quota share basis.

Ceded premiums written

                                                 Year ended December 31,
                                          --------------------------------------
(in thousands)                                2003       2002       2001
--------------------------------------------------------------------------------
Ceded premiums written(1) ..............   $ 63,198   $ 33,253   $ 37,090
                                          ---------

(1) Excludes $20.8 million and $22.2 million of premium ceded to Renaissance Reinsurance and DaVinci in 2003 and 2002, respectively.

We purchase reinsurance to reduce our exposure to large losses. With the continued growth in the gross written premiums of our Individual Risk segment, we continued to look for and were able to find opportunities to purchase appropriately priced reinsurance coverage. To the extent that appropriately priced coverage is available, we anticipate continued use of reinsurance to reduce the potential volatility of our results.


34                        RENAISSANCERE HOLDINGS LTD.

Underwriting results
The increases in the 2003 and 2002 net underwriting income of our Individual Risk segment were primarily due to the growth in net earned premiums by $213.4 million and $85.1 million, respectively (as discussed above). In the future, the combined ratio in our Individual Risk segment could fluctuate due to catastrophe losses, adverse development or losses from other coverages that we write. During 2003 we began issuing insurance policies for certain commercial liability coverages, including general, automobile and professional liability risks. The claim reporting and claim development periods of these risks are longer than the reporting and development periods for our property risks, and accordingly there is normally greater uncertainty in the estimation of the reserves associated with these policies.

FINANCIAL CONDITION
RenaissanceRe is a holding company, and we therefore rely on dividends from our subsidiaries and investment income to make principal and interest payments on our debt and capital securities, and to make dividend payments to our preference and common shareholders.

The payment of dividends by our Bermuda subsidiaries is, under certain circumstances, limited under U.S. statutory regulations and Bermuda insurance law, which require our Bermuda insurance subsidiaries to maintain certain measures of solvency and liquidity. At December 31, 2003, the statutory capital and surplus of our Bermuda insurance subsidiaries was $2.4 billion, and the amount of capital and surplus required to be maintained was $457.5 million. During 2003, Renaissance Reinsurance, DaVinci and Glencoe declared aggregate cash dividends of $322.3 million, $81.6 million and $18.0 million, respectively, compared with $224.3 million, $3.5 million and $nil, respectively, in 2002.

Our U.S. insurance subsidiary, Stonington, is also required to maintain certain measures of solvency and liquidity. This is determined using risk based capital tests, which is the threshold that constitutes the authorized control level. If Stonington's statutory capital and surplus falls below the authorized control level, the commissioner is authorized to take whatever regulatory actions are considered necessary to protect policyholders and creditors. At December 31, 2003, the statutory capital and surplus of Stonington was $28.8 million and the maximum dividend we can pay in 2004 without prior approval is $2.6 million.

Our operating subsidiaries have historically produced sufficient cash flows to meet their own expected claims payments and operational expenses and to provide dividend payments to us. Our subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide additional liquidity for extraordinary claims payments should the need arise. Additionally, we maintain a $400 million credit facility to meet additional liquidity and capital requirements, if necessary.

CASH FLOWS
Cash flows from operating activities for 2003 were $820.4 million, which principally consisted of net income of $623.4 million (prior to dividends on preference shares), plus $223.4 million for increases to net reserves for claims and claim expenses. The 2003 cash flows from operations were primarily used to increase the investment portfolio, including fixed income securities and other investments.

We have generated cash flows from operations in 2003, 2002 and 2001 significantly in excess of our operating commitments. Because a large portion of the coverages we provide typically can produce losses of high severity and low frequency, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

RESERVES FOR CLAIMS AND CLAIM EXPENSES
As discussed in the Summary of Critical Accounting Policies and Estimates, for insurance and reinsurance companies, the most significant accounting judgment made by management is the estimation of the claims and claim expense reserves. Because of the variability and uncertainty associated with loss estimation, it is possible that our individual case reserves are incorrect, possibly materially.

A large portion of our coverages provide protection from natural and man-made catastrophes which are generally infrequent, but can be significant, such as losses from hurricanes and earthquakes. Our claims and claim expense reserves will generally fluctuate, sometimes materially, based upon the occurrence of a significant natural or man-made catastrophic loss for which we provide reinsurance. Our claims reserves will also fluctuate based on the payments we make for these large loss events. The timing of our payments on loss events can be affected by the event causing the loss, the location of the loss, and whether our losses are from policies with insurers or reinsurers.

During 2002 and 2003 we increased our specialty reinsurance and Individual Risk gross written premiums (see "Premiums"). The addition of these lines of business adds complexity to our claims reserving process and therefore adds uncertainty to our claims reserve estimates as the reporting of information, the setting of initial reserves and the loss settlement process for these lines of business vary from our traditional property catastrophe line of business.

For our Reinsurance and Individual Risk operations, our estimates of claims reserves include case reserves reported to us as well as our estimate of IBNR losses to us. Our case reserve and our estimates for IBNR reserves are based on
1) claims reports from insureds and program managers; 2) our underwriters' experience in setting claims reserves; 3) the use of computer models where applicable; and 4) historical industry claims experience. For some classes of business we also use statistical and actuarial methods to estimate ultimate expected claims and claim expenses. We review our claims reserves on a regular basis. (Also see "Summary of Critical Accounting Policies and Estimates.")

                          RENAISSANCERE HOLDINGS LTD.                         35

CAPITAL RESOURCES

Our total capital resources at December 31, 2003 and 2002 were as follows:

                                            At December 31,
                                    -----------------------------
(in thousands)                              2003         2002
-----------------------------------------------------------------
Common shareholders' equity .......   $2,084,643   $1,492,035

Preference shares .................      250,000      150,000
-----------------------------------------------------------------
Total shareholders' equity ........    2,334,643    1,642,035
7.0% Senior Notes .................      150,000      150,000
8.54% subordinated obligation
         to Capital Trust .........      103,093       84,630
5.875% Senior Notes ...............      100,000         --
DaVinci revolving credit facility -
         borrowed .................      100,000      100,000
Revolving credit facility -
         unborrowed ...............      400,000      310,000
Term and revolving loan facility ..         --         25,000
-----------------------------------------------------------------
Total capital resources ...........   $3,187,736   $2,311,665
                                     ------------

During 2003, our capital resources increased primarily as a result of three items: 1) our net income available to common shareholders of $604.6 million; 2) the issuance of $100.0 million of 5.875% Senior Notes; and 3) the issuance of $100.0 million of Series B preference shares.

In February 2003, we raised $100 million through the issuance of 4,000,000 Series B preference shares, and in November 2001, we raised $150 million through the issuance of 6,000,000 Series A Preference Shares. The Series B and Series A preference shares may be redeemed at $25 per share at our option on or after February 4, 2008 and November 19, 2006, respectively; however we have no current intentions to redeem the shares. Dividends on the Series B and Series A preference shares are cumulative from the date of original issuance and are payable quarterly in arrears at 7.3% and 8.1%, respectively, when, if, and as declared by the Board of Directors. If we submit a proposal to our shareholders concerning an amalgamation or submit any proposal that, as a result of any changes to Bermuda law, requires approval of the holders of our preference shares to vote as a single class, we may redeem the Series B and Series A preference shares prior to February 4, 2008 and November 19, 2006, respectively, at $26 per share. The preference shares have no stated maturity and are not convertible into any other of our securities.

In January 2003, we issued $100 million of 5.875% Senior Notes due February 15, 2013, with interest on the notes payable on February 15 and August 15 of each year, commencing August 15, 2003. In July 2001, we issued $150 million of 7.0% Senior Notes due July 15, 2008 with interest on the notes payable on January 15 and July 15 of each year. The notes can be redeemed by us prior to maturity subject to payment of a "make-whole" premium; however, we have no current intentions of calling the notes. The notes, which are senior obligations, contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries. RenaissanceRe was in compliance with the related covenants at December 31, 2003 and 2002.

Our Capital Trust has issued Capital Securities which pay cumulative cash distributions at an annual rate of 8.54%, payable semi-annually. During 2003, RenaissanceRe did not purchase any of the Capital Securities (2002 - $3.0 million purchased). RenaissanceRe has purchased an aggregate $15.4 million of the Capital Securities since their issuance in 1997. The sole asset of the Capital Trust consists of our junior subordinated debentures. The Indenture relating to these junior subordinated debentures contains certain covenants, including a covenant prohibiting us from the payment of dividends if we are in default under the Indenture. We were in compliance with all of the covenants of the Indenture at December 31, 2003. The Capital Securities mature on March 1, 2027.

Effective December 31, 2003, we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires consolidation of all Variable Interest Entities ("VIE") by the investor that will absorb a majority of the VIE's expected losses or residual returns. As further discussed in Note 7 to the Consolidated Financial Statements, the Capital Trust was determined to be a VIE under FIN 46 and the Company has been determined not to be the primary beneficiary of the Capital Trust. Accordingly, the Capital Trust has been deconsolidated effective December 31, 2003. As a result, the accounts of the Capital Trust, principally the Capital Securities previously classified as minority interest, are not included in our consolidated balance sheet at December 31, 2003. Our $103.1 million subordinated obligation to the Capital Trust, previously eliminated in consolidation, is recorded on our consolidated balance sheet at December 31, 2003 as a liability.

On April 19, 2002, DaVinciRe entered into a credit agreement providing for a $100 million committed revolving credit facility. On May 10, 2002, DaVinciRe borrowed the full $100 million available under this facility to repay $100 million of bridge financing provided by RenaissanceRe. Neither RenaissanceRe nor Renaissance Reinsurance is a guarantor of this facility and the lenders have no recourse against us or our subsidiaries other than DaVinciRe and its subsidiary under the DaVinciRe facility. Pursuant to the terms of the $400 million facility maintained by RenaissanceRe, a default by DaVinciRe in its obligations will not result in a default under the RenaissanceRe facility. At December 31, 2003, the full amount was outstanding under this facility. Interest rates on the facility are based on a spread above LIBOR, and averaged approximately 2.09% during 2003 (2002 - 2.63%). The credit agreement contains certain covenants requiring DaVinciRe to maintain a debt to capital ratio of 30% or below and a minimum net worth of $230 million. At December 31, 2003, DaVinciRe was in compliance with the covenants of this agreement.

36                        RENAISSANCERE HOLDINGS LTD.

Under the terms of certain reinsurance contracts, we may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. At December 31, 2003, we had outstanding letters of credit aggregating $346.9 million. Also, in connection with our Top Layer Re joint venture we have committed $37.5 million of collateral to support a letter of credit.

Our principal letter of credit facility is a $485 million syndicated secured facility which accepts as collateral shares issued by our subsidiary RIHL. Our participating operating subsidiaries and our managed joint ventures have pledged (and must maintain) RIHL shares issued to them with a sufficient collateral value to support their respective obligations under the facility, including reimbursement obligations for outstanding letters of credit. The participating subsidiaries and joint ventures also have the option to post alternative forms of collateral. In addition, for liquidity purposes, each participating subsidiary and joint venture must maintain additional unpledged RIHL shares that have a net asset value at least equal to 15% of its facility usage, and in the aggregate the net asset value of all unpledged RIHL shares must be maintained at least equal to 15% of all of the outstanding RIHL shares. In the case of a default under the facility, or in other circumstances in which the rights of our lenders to collect on their collateral may be impaired, the lenders may exercise certain remedies under the facility agreement, in accordance with and subject to its terms, including redemption of pledged shares and conversion of the collateral into cash or eligible marketable securities. The redemption of shares by the collateral agent takes priority over any pending redemption of unpledged shares by us or other holders. In November 2003, the term of this facility was extended through March 31, 2004, and in January 2004, this facility was increased to $485 million from $385 million. On March 12, 2004, we accepted a commitment letter from Wachovia and Wachovia Securities in which Wachovia confirmed its commitment to provide up to $150 million of an amended facility in the amount of $585 million and having a term of 365 days from closing. Wachovia Securities also agreed to use its reasonable best efforts to arrange for a syndicate of lenders to provide the balance of the increased facility. The syndication and closing of the facility are subject to customary terms and conditions for letter of credit facilities of this type and size and Wachovia's commitment is also subject to the receipt of commitments from other lenders for the balance of the increased facility.

On August 8, 2003, we amended and restated our committed revolving credit agreement to increase the facility from $310 million to $400 million and to make certain other changes. The interest rates on this facility are based on a spread above LIBOR. No balance was outstanding at December 31, 2003. As amended, the agreement contains certain financial covenants. These covenants generally provide that consolidated debt to capital shall not exceed the ratio (the "Debt to Capital Ratio") of 0.35:1 and that the consolidated net worth (the "Net Worth Requirements") of RenaissanceRe and Renaissance Reinsurance shall equal or exceed $1 billion and $500 million, respectively, subject to certain adjustments under certain circumstances in the case of the Debt to Capital Ratio and certain grace periods in the case of the Net Worth Requirements, all as more fully set forth in the agreement. The scheduled commitment termination date under the amended agreement is August 8, 2006.

Our subsidiary, Glencoe U.S., had a $10.0 million term loan and $15.0 million revolving loan facility with a syndicate of commercial banks. The term loan and revolving credit facility were repaid in full in June 2003 in accordance with the mandatory repayment provisions and the facility was terminated.

SHAREHOLDERS' EQUITY
During 2003, shareholders' equity increased by $692.6 million to $2.3 billion at December 31, 2003, from $1.6 billion at December 31, 2002. The significant components of the change in shareholders' equity included net income available to common shareholders of $604.6 million and the issuance of $100 million Series B preference shares.

From time to time, we have returned capital to our shareholders through share repurchases. In August 2003, the Board authorized a share repurchase program of $150 million. This authorization includes the remaining amounts available under prior authorizations. No shares were repurchased during 2003 or 2002. In the future, we may purchase shares under our current authorization, or increase the size of our repurchase program. Any such determination will be subject to market conditions and numerous other factors.

INVESTMENTS
At December 31, 2003, we held investments and cash totaling $4.2 billion, compared to $3.1 billion in 2002.

The table below shows the aggregate amounts of our invested assets:

                                           At December 31,
                                 -------------------------------------
(in thousands)                      2003         2002         2001
----------------------------------------------------------------------
Fixed maturities investments
    available for sale,
    at fair value ............. $2,947,841   $2,221,109   $1,282,483
Short-term investments,
    at cost ...................    660,564      570,497      733,925
Other investments,
    at fair value .............    370,280      129,918       38,307
Equity investments in
    reinsurance company,
    at fair value .............    145,535      120,288           --
Cash and cash equivalents .....     63,397       87,067      139,715
--------------------------------------------------------------------------------
       Total investments
            and cash .......... $4,187,617   $3,128,879   $2,194,430
                                ----------

                          RENAISSANCERE HOLDINGS LTD.                        37

The $1.1 billion growth in our portfolio of invested assets for the year ended December 31, 2003 resulted primarily from net cash provided by operating activities of $820.4 million, the issuance of $100 million of 5.875% Senior Notes and the issuance of $100 million Series B preference shares.

Because our coverages include substantial protection for damages resulting from natural and man-made catastrophes, we may become liable for substantial claim payments on short notice. Accordingly, our investment portfolio is structured to preserve capital and provide a high level of liquidity which means that the large majority of our investment portfolio consists of highly rated fixed income securities, including U.S. Treasuries, highly-rated sovereign and supranational securities, high-grade corporate securities and mortgage-backed and asset-backed securities. At December 31, 2003, our invested asset portfolio of fixed maturities and short term investments had a dollar weighted average rating of AA, an average duration of 2.0 years and an average yield to maturity of 2.7%.

The equity investments in reinsurance company relate to our November 1, 2002 purchase of 3,960,000 common shares of Platinum in a private placement transaction. In addition, we received ten-year warrants to purchase up to 2.5 million additional common shares of Platinum for $27.00 per share. We purchased the common shares and warrants for an aggregate price of $84.2 million. At December 31, 2003, we owned 9.2% of Platinum's outstanding common shares. We have recorded our investment in Platinum at fair value, and at December 31, 2003 the aggregate fair value was $145.5 million. The aggregate unrealized gain of $61.3 million on the Platinum investment is included in accumulated other comprehensive income, of which $26.7 million represents our best estimate of the value of the warrants.

At December 31, 2003, $56.4 million of cash and cash equivalents and investments were invested in currencies other than the U.S. dollar, which represented 1.3% of our invested assets.

A portion of our investment assets are directly held by our subsidiary RIHL, a Bermuda company we organized for the primary purpose of holding the investments in high quality marketable securities for RenaissanceRe, our operating subsidiaries and certain of our joint venture affiliates. We believe that RIHL permits us to consolidate and substantially facilitate our investment management operations. RenaissanceRe and each of our participating operating subsidiaries and affiliates have transferred to RIHL marketable securities or other assets, in return for a subscription of RIHL equity interests. Each RIHL share is redeemable by the subscribing companies for cash or in marketable securities. Over time, the subsidiaries and joint ventures which participate in RIHL are expected to both subscribe for additional shares and redeem outstanding shares, as our and their respective liquidity needs change. RIHL is currently rated AAAf/S2 by S&P.

Other investments
Included in other investments are investments in hedge funds of $170.1 million (2002 - $61.4 million), a fund that invests in senior secured bank loans of $77.2 million (2002 - $20.4 million), a European high yield credit fund of $38.3 million (2002 - $nil) and private equity partnerships of $24.2 million (2002 - $14.6 million) (collectively "Investment Funds"). Also included in other investments are investments in a medium term note, representing an interest in a pool of European fixed income securities, of $30.0 million (2002 - $nil), catastrophe bonds of $26.3 million (2002 - $33.5 million) and miscellaneous investments of $4.2 million (2002 - $nil).

Fair values of Investment Funds noted above are generally established on the basis of the net valuation criteria established by the managers of the Investment Funds. These net valuations are determined based upon the valuation criteria established by the governing documents of such Investment Funds. Due to a lag in the valuations reported by the fund managers the majority of our Investment Funds are reported on a one month or one quarter lag. Such valuations may differ significantly from the values that would have been used had ready markets existed for the shares, partnership interests or notes of the Investment Funds. Many of the Investment Funds are subject to restrictions on redemptions which are determined by the governing documents and limit the Company's ability to liquidate these investments in the short term. Interest income, income distributions and realized and unrealized gains and losses on other investments, including Investment Funds, are included in net investment income and totaled $25.9 million (2002 - loss of $0.4 million) of which $21.2 million (2002 - loss of $1.4 million) was related to net unrealized gains (losses).

The hedge funds are engaged in various investment strategies, including event driven, diversified arbitrage, distressed, US long/short, global long/short and sector long/short with original capital contributed by us, generally in the range of $5 million to $15 million per fund. The loan fund primarily invests in senior secured floating rate loans. The medium term note is issued by an investment company which invests predominantly in investment-grade European fixed income securities and passes through a variable U.S. dollar return on the note based on the performance of the underlying securities. The European high yield credit fund is denominated in Euros and primarily invests in unlisted and listed fixed and floating rate debt securities issued by entities that are domiciled in or have a substantial portion of their total assets or operations in a European country. The private equity funds are primarily engaged in U.S. private equity, real estate, distressed securities and secondary investment strategies with initial capital commitments ranging from $1.5 million to $15 million. Catastrophe bonds generally include variable rate notes where the return is contingent upon climatical or geological events.

38                         RENAISSANCERE HOLDINGS LTD.

We have committed capital to private equity partnerships of $109.1 million, of which $20.3 million has been contributed at December 31, 2003.

NON-INDEMNITY INDEX TRANSACTIONS
We have assumed risk through catastrophe and derivative instruments under which losses could be triggered by an industry loss index or geological or physical variables. During 2003, 2002 and 2001 we recorded income (loss) on non-indemnity catastrophe index transactions of $0.8 million, $7.2 million, and ($4.6 million). We report income (loss) from these transactions in other income.

EFFECTS OF INFLATION
The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The anticipated effects on us are considered in our catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of this post-event inflation on our results cannot be accurately known until claims are ultimately settled.

OFF BALANCE SHEET AND SPECIAL PURPOSE ENTITY ARRANGEMENTS
At December 31, 2003, we have not entered into any off- balance sheet arrangements, as defined by Item 303 (a)(4) of Regulation S-K.

NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets." (see Cumulative Effect of a Change in Accounting Principle - Goodwill.)

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), which amends SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and provides transitional disclosure requirements. For the years ended December 31, 2002 and for the prior years, we followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock compensation. Effective January 1, 2003, we adopted, prospectively, the fair value recognition provisions of SFAS 123 for all stock-based employee compensation granted, modified or settled after January 1, 2003. Under the fair value recognition provisions of SFAS 123, we estimate the fair value of employee stock options and other stock-based compensation on the date of grant and amortize this value as an expense over the vesting period.

In accordance with the transitional disclosure provisions of SFAS 148, the following table sets out the effect on our net income and earnings per share for all reported periods had the compensation cost been calculated based upon the fair value method recommended in SFAS 123:

                                                  Year Ended December 31,
(in thousands                              -------------------------------------
except per share data)                          2003        2002          2001
--------------------------------------------------------------------------------
Net income available to
    common shareholders,
    as reported ........................  $  604,647   $  364,814    $  164,366
add: stock-based employee
    compensation cost
    included in
    determination of
    net income .........................      13,892        8,243         6,561
less: fair value
    compensation cost
    under SFAS 123 .....................      19,151       22,307        22,116
--------------------------------------------------------------------------------
Pro forma net income
    available to common
    shareholders .......................  $  599,388   $  350,750    $  148,811

Earnings per share
        Basic - as reported ............      $ 8.76      $  5.40       $  2.76
        Basic - pro forma ..............      $ 8.68      $  5.19       $  2.50

        Diluted - as reported ..........      $ 8.52      $  5.20       $  2.63
        Diluted - pro forma ............      $ 8.44      $  5.00       $  2.39
                                          ----------


Effective December 31, 2003, we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires consolidation of all Variable Interest Entities ("VIE") by the investor that will absorb a majority of the VIE's expected losses or residual returns. As further discussed in Note 7 to the consolidated financial statements, the Capital Trust was determined to be a VIE under FIN 46 and has been deconsolidated effective December 31, 2003. This has resulted in reclassifying certain balances. The adoption of FIN 46 did not have a material impact on our financial condition and results of operations.

CURRENT OUTLOOK

Although prices in the property insurance and reinsurance markets are beginning to decline, and the rate of increase in prices of the casualty insurance and reinsurance markets are also beginning to decline, we believe that the principal components of our operations continue to display strong fundamentals. (see Item
1. Business - "Industry Trends" for additional commentary about the overall market environment.) We currently anticipate the following developments in our business:


                          RENAISSANCERE HOLDINGS LTD.                         39

Reinsurance segment
We expect that our property catastrophe reinsurance premium will decline because a declining price environment will result in fewer transactions that meet our hurdle rate. We expect that specialty reinsurance premium will continue to increase both as a function of increasing prices and additions to our specialty underwriting staff. In addition, we believe that our position in the reinsurance market is increasingly strong as a result of our reputation for service, prompt claims payments, proprietary analytic tools and financial strength.

Individual Risk segment
We expect prices in the property insurance markets to decrease in 2004, and prices in certain specialty casualty insurance markets to continue to increase in 2004. Accordingly, in 2004 we expect our property insurance premiums to decrease and our premiums from the casualty insurance market to increase. Also, we believe that our strong infrastructure, our strong credit ratings and our financial strength will enable us to attract additional program managers who control attractive books of business and who are currently concerned with the credit ratings of their current insurance carriers. Because of these opportunities, we believe that our premiums in our Individual Risk segment for the full year 2004 will increase as compared with the total Individual Risk premiums for 2003.

Recognizing that there are many segments of the casualty market that remain unattractive even after recent price increases, we intend to be selective and write business only in those segments that we believe can produce an acceptable return on capital.

New business
The current market environment is also providing us with increased opportunities for our joint venture and structured product initiatives. In evaluating these initiatives, we may consider opportunities in other areas of the insurance and reinsurance markets, or in other financial markets, either through organic growth, the formation of new joint ventures, or the acquisition of other companies or books of business of other companies. We are currently in the process of reviewing certain opportunities and periodically engage in discussions regarding possible transactions, although there can be no assurance that we will complete any such transactions or that any such transaction would contribute materially to our results of operations or financial condition.

CONTRACTUAL OBLIGATIONS

                                                                              At December 31, 2003
                                                  ---------------------------------------------------------------------------------
(in thousands)                                       Total  Less than 1 year    1-3 years      3-5 years      More than 5 years
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt obligations(1)
         7.0% Senior Notes ...................... $202,500          $ 10,500     $ 21,000       $171,000               $     --
         5.875% Senior Notes ....................  153,615             5,875       11,750         11,750                124,240
         Capital Securities .....................  297,800             8,540       17,080         17,080                255,100
         DiVinciRe revolving credit facility(2) .  102,586             1,950      100,636             --                     --
Private equity commitments ......................   88,800            88,800           --             --                     --
Operating lease obligations .....................   57,623             3,363        7,192          7,580                 39,488
Obligations under derivative contracts ..........    7,146             1,553        3,104          2,489                     --
-----------------------------------------------------------------------------------------------------------------------------------
         Total Contractual Obligations .......... $910,070          $120,581     $160,762       $209,899               $418,828
                                                  ---------------------------------------------------------------------------------

(1)  Includes contractual interest and dividend payments.

(2) The interest on this facility is based on a spread above LIBOR. We reflected the interest due in 2004 and 2005 based upon the current interest rate on the facility.


40                        RENAISSANCERE HOLDINGS LTD.

NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements. For example, we have included certain forward-looking statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with regard to trends in results, prices, volumes, operations, investment results, margins, combined ratios, reserves, overall market trends, risk management and exchange rates. This Annual Report also contains forward-looking statements with respect to our business and industry, such as those relating to our strategy and management objectives, trends in market conditions, prices, market standing and product volumes, investment results and pricing conditions in the reinsurance and insurance industries.

In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

(1) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our estimates;

(2) risks associated with implementing our business strategies and initiatives for organic growth, including risks relating to managing that growth;

(3) risks associated with the growth of our specialty reinsurance and Individual Risk businesses, particularly the development of our infrastructure to support this growth;

(4) risks relating to our strategy of relying on program managers, third party administrators, and other vendors to support our Individual Risk operations;

(5) other risks of doing business with program managers, including the risk we might be bound to policyholder obligations beyond our underwriting intent, and the risk that our program managers or agents may elect not to continue or renew their programs with us;

(6) possible challenges in maintaining our fee-based operations, including risks associated with retaining our existing partners and attracting potential new partners;

(7) emerging claim and coverage issues, which could expand our obligations beyond the amount we intend to underwrite;

(8)  acts of terrorism, war or political unrest;

(9) a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

(10) the inherent uncertainties in our reserving process, which we believe are increasing as we diversify into new product classes;

(11) changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio;

(12) actions of competitors, including industry consolidation, the launch of new entrants and the development of competing financial products;

(13) extraordinary events affecting our clients, such as bankruptcies and liquidations, and the risk that we may not retain or replace our large clients;

(14) the lowering or loss of any of the financial or claims- paying ratings of RenaissanceRe or of one or more of our subsidiaries or changes in the policies or practices of the rating agencies;

(15) loss of services of any one of our key executive officers;

(16) risks relating to the collectibility of our reinsurance, including both our Reinsurance and Individual Risk operations, as well as risks relating to the availability of coverage from creditworthy providers;

(17) failures of our reinsurers, brokers or program managers to honor their obligations, including their obligations to make third party payments for which we might be liable;

(18) changes in insurance regulations in the United States ("U.S.") or other jurisdictions in which we operate, including potential challenges to Renaissance Reinsurance's claim of exemption from insurance regulation under current laws, and the risk of increased global regulation of the insurance and reinsurance industry;

(19) the passage of federal or state legislation subjecting Renaissance Reinsurance to supervision or regulation, including additional tax regulation, in the U.S. or other jurisdictions in which we operate; and

(20) a contention by the U.S. Internal Revenue Service that our Bermuda subsidiaries, including Renaissance Reinsurance and Glencoe, are subject to U.S. taxation.

The factors listed above should not be construed as exhaustive. Certain of these factors are described in more detail in our filings with the Securities and Exchange Commission, including in our Annual Report on Form 10-K for the year ended December 31, 2003, under the caption "Risk Factors." We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



                          RENAISSANCERE HOLDINGS LTD.                         41

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Management is responsible for the integrity of the consolidated financial statements and other financial information presented in this Annual Report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

The Company's internal controls are designed so that transactions are authorized and executed in accordance with management's authorization, to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard the assets against unauthorized use or disposition. Such controls are based on established policies and procedures and are implemented by qualified personnel with an appropriate segregation of duties.

Ernst & Young, independent auditors, are retained to audit the Company's consolidated financial statements and express their opinion thereon. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States, which includes the consideration of the Company's internal controls and an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. These procedures enable them to obtain a reasonable assurance about whether the financial statements are free of material misstatement and provide a reasonable basis for their opinion.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee. The Audit Committee meets periodically with the indepen- dent auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



/s/ James N. Stanard                /s/ John M. Lummis
James N. Stanard                    John M. Lummis
Chairman and                        Executive Vice President
Chief Executive Officer             Chief Financial Officer



                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
RENAISSANCERE HOLDINGS LTD.
---------------------------------------------------------------------------
We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsi- bility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consoli-dated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock compensation and in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young

Hamilton, Bermuda
January 30, 2004


42                        RENAISSANCERE HOLDINGS LTD.

                          CONSOLIDATED BALANCE SHEETS
                  RenaissanceRe Holdings Ltd. and Subsidiaries


                                                                                     At December 31,
                                                                                ---------------------------
(In thousands of United States dollars, except per share amounts)                      2003          2002
-----------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturity investments available for sale, at fair value
    (Amortized cost $2,895,795 and $2,153,715 at December 31, 2003 and
    December 31, 2002, respectively) (Note 3) .................................  $2,947,841    $2,221,109
Short term investments, at cost ...............................................     660,564       570,497
Other investments, at fair value ..............................................     370,280       129,918
Equity investments in reinsurance company, at fair value
    (Cost $84,199 at December 31, 2003 and 2002) ..............................     145,535       120,288
Cash and cash equivalents .....................................................      63,397        87,067
-----------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS AND CASH ....................................................   4,187,617     3,128,879
Premiums receivable ...........................................................     167,996       199,449
Ceded reinsurance balances ....................................................      56,852        73,360
Losses recoverable (Note 4) ...................................................     149,201       199,533
Accrued investment income .....................................................      22,793        25,833
Deferred acquisition costs ....................................................      75,261        55,853
Other assets ..................................................................      69,982        62,829
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS ..................................................................  $4,729,702    $3,745,736
-----------------------------------------------------------------------------------------------------------

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY
LIABILITIES
Reserve for claims and claim expenses (Note 5) ................................    $977,892      $804,795
Reserve for unearned premiums .................................................     349,824       331,985
Debt (Note 6) .................................................................     350,000       275,000
Subordinated obligation to capital trust (Note 7) .............................     103,093            --
Reinsurance balances payable ..................................................     131,629       146,732
Other liabilities .............................................................      52,123        97,013
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES .............................................................   1,964,561     1,655,525
-----------------------------------------------------------------------------------------------------------

Minority Interest - mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company
    (Note 7) ..................................................................          --        84,630
Minority Interest - DaVinci (Note 8) ..........................................     430,498       363,546

SHAREHOLDERS' EQUITY (Note 9)
Preference Shares: $1.00 par value - 10,000,000 shares issued and outstanding
    at December 31, 2003 (2002 - 6,000,000) ...................................     250,000       150,000
Common shares and additional paid-in capital: $1.00 par value -
    70,398,699 shares issued and outstanding at December 31, 2003 -
    (2002 - 69,749,826 shares) ................................................     314,414       320,936
Unearned stock grant compensation .............................................          --       (18,468)
Accumulated other comprehensive income ........................................     113,382        95,234
Retained earnings .............................................................   1,656,847     1,094,333
-----------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY ....................................................   2,334,643     1,642,035
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY .................  $4,729,702    $3,745,736
-----------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements


                            RENAISSANCERE HOLDINGS LTD.                       43

                       CONSOLIDATED STATEMENTS OF INCOME

                  RenaissanceRe Holdings Ltd. and Subsidiaries


                                                                                Years Ended December 31,
                                                                    --------------------------------------------
(In thousands of United States dollars, except per share amounts)          2003           2002           2001
----------------------------------------------------------------------------------------------------------------
REVENUES
Gross premiums written ............................................  $1,382,209     $1,173,049       $501,321
----------------------------------------------------------------------------------------------------------------
Net premiums written ..............................................  $1,152,523       $923,711       $339,547
Increase in unearned premiums .....................................     (36,780)      (162,806)        (6,482)
----------------------------------------------------------------------------------------------------------------
Net premiums earned ...............................................   1,115,743        760,905        333,065
Net investment income (Note 3) ....................................     129,542        102,686         75,156
Net foreign exchange gains (losses) ...............................      13,631          3,861         (1,667)
Other income ......................................................      27,070         32,821         16,244
Net realized gains on investments (Note 3) ........................      80,504         10,177         18,096
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUES ....................................................   1,366,490        910,450        440,894
----------------------------------------------------------------------------------------------------------------

EXPENSES
Claims and claim expenses incurred (Note 5) .......................     367,744        289,525        149,917
Acquisition expenses ..............................................     194,140         95,644         45,359
Operational expenses ..............................................      67,397         49,159         38,603
Corporate expenses ................................................      16,043         14,327         11,485
Interest expense ..................................................      18,252         13,069          7,249
----------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES ....................................................     663,576        461,724        252,613
----------------------------------------------------------------------------------------------------------------
Income before minority interest, taxes and change
         in accounting principle ..................................     702,914        448,726        188,281
Minority interest - mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated
         debentures of the Company (Note 7) .......................      (7,470)        (7,605)        (7,484)
Minority interest - DaVinci (Note 8) ..............................     (72,014)       (55,051)          (751)
----------------------------------------------------------------------------------------------------------------
Income before taxes and change in accounting principle ............     623,430        386,070        180,046
Income tax benefit (expense) (Note 14) ............................          18            115        (14,262)
Cumulative effect of a change in accounting principle .............          --         (9,187)            --
----------------------------------------------------------------------------------------------------------------
NET INCOME ........................................................     623,448        376,998        165,784
Dividends on preference shares ....................................     (18,801)       (12,184)        (1,418)
----------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS .......................    $604,647       $364,814       $164,366
----------------------------------------------------------------------------------------------------------------
Earnings per Common Share - basic .................................       $8.76          $5.40          $2.76
Earnings per Common Share - diluted ...............................       $8.52          $5.20          $2.63
----------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

44                            RENAISSANCERE HOLDINGS LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  RenaissanceRe Holdings Ltd. and Subsidiaries


                                                                    Years Ended December 31,
                                                         -------------------------------------------
(In thousands of United States dollars)                      2003           2002           2001
----------------------------------------------------------------------------------------------------
PREFERENCE SHARES
Balance - January 1 ...................................   $150,000       $150,000         $   --
Issuance of shares ....................................    100,000             --        150,000
----------------------------------------------------------------------------------------------------
Balance - December 31 .................................    250,000        150,000        150,000
----------------------------------------------------------------------------------------------------
COMMON SHARES AND ADDITIONAL PAID-IN CAPITAL
Balance - January 1 ...................................    320,936        264,623         22,999
Issuance of common shares .............................         --             --        232,525
Exercise of options, and issuance of
restricted stock awards (Note 17) .....................     15,096         10,675         14,652
Offering expenses .....................................     (3,150)           (73)        (5,553)
Cumulative effect of change in accounting for
   unearned stock grant compensation (Note 17) ........    (18,468)            --             --
Stock dividend ........................................         --         45,711             --
----------------------------------------------------------------------------------------------------
Balance - December 31 .................................    314,414        320,936        264,623
----------------------------------------------------------------------------------------------------
UNEARNED STOCK GRANT COMPENSATION
Balance - January 1 ...................................    (18,468)       (20,163)       (11,716)
Cumulative effect of change in accounting for
   unearned stock grant compensation (Note 17) ........     18,468             --             --
Net stock grants awarded, cancelled ...................         --         (7,607)       (15,653)
Amortization ..........................................         --          9,302          7,206
----------------------------------------------------------------------------------------------------
Balance - December 31 .................................         --        (18,468)       (20,163)
----------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance - January 1 ...................................     95,234         16,295          6,831
Net unrealized gains on securities, net of
adjustment (see disclosure below) .....................     18,148         78,939          9,464
----------------------------------------------------------------------------------------------------
Balance - December 31 .................................    113,382         95,234         16,295
----------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance - January 1 ...................................  1,094,333        814,269        682,704
Net income ............................................    623,448        376,998        165,784
Dividends paid on common shares .......................    (42,133)       (39,039)       (32,801)
Dividends paid on preference shares ...................    (18,801)       (12,184)        (1,418)
Stock dividend ........................................         --        (45,711)            --
----------------------------------------------------------------------------------------------------
Balance - December 31 .................................  1,656,847      1,094,333        814,269
----------------------------------------------------------------------------------------------------
Total Shareholders' Equity ............................ $2,334,643     $1,642,035     $1,225,024
----------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME
Net income ............................................   $623,448       $376,998       $165,784
Other comprehensive income ............................     18,148         78,939          9,464
----------------------------------------------------------------------------------------------------
Comprehensive income ..................................   $641,596       $455,937       $175,248
----------------------------------------------------------------------------------------------------
DISCLOSURE REGARDING NET UNREALIZED GAINS
Net unrealized holding gains arising during the year ..    $98,652        $89,116        $27,560
Net realized gains included in net income .............    (80,504)       (10,177)       (18,096)
----------------------------------------------------------------------------------------------------
Net unrealized gains on securities ....................    $18,148        $78,939         $9,464
----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                              RENAISSANCERE HOLDINGS LTD.                     45

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  RenaissanceRe Holdings Ltd. and Subsidiaries


                                                                                       Years Ended December 31,
                                                                             -------------------------------------------
(In thousands of United States dollars)                                          2003           2002           2001
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income ..............................................................  $   623,448     $   376,998      $  165,784
Adjustments to reconcile net income to net cash
   provided by operating activities
   Amortization and depreciation ........................................       13,091          19,041           3,190
   Unrealized losses (gains) included in net investment income ..........      (21,230)          1,412              --
   Net realized investment gains ........................................      (80,504)        (10,177)        (18,096)
   Minority interest in undistributed net income of DaVinci .............       72,014          55,051             751
   Change in:
      Premiums receivable ...............................................       31,453         (97,247)         (6,780)
      Ceded reinsurance balances ........................................       16,508         (21,780)         (4,169)
      Reserve for claims and claim expenses, net ........................      223,429         231,236         119,314
      Reserve for unearned premiums .....................................       17,839         186,124          12,513
      Deferred acquisition costs ........................................      (19,408)        (50,015)         (4,215)
      Reinsurance balances payable ......................................      (15,103)         30,765          65,188
      Other .............................................................      (41,128)         57,018           8,002
------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities .........................      820,409         778,426         341,482
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS USED IN INVESTING ACTIVITIES
Proceeds from sales of investments available for sale ...................   12,507,381       5,775,865       3,290,264
Purchases of investments available for sale .............................  (13,155,414)     (6,727,950)     (3,633,332)
Net purchases of short-term investments .................................      (90,067)        166,428        (720,170)
Net purchases of other investments ......................................     (216,039)             --              --
Equity investments in reinsurance company ...............................           --         (84,199)             --
Acquisition of subsidiary, net of cash acquired .........................           --         (23,495)             --
------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities .......................     (954,139)       (893,351)     (1,063,238)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Issuance of debt, net of expenses .......................................       99,144         100,000         148,868
Issuance of preference shares, net of expenses ..........................       96,850            --           145,275
Payment of bank loan ....................................................      (25,000)         (8,500)        (16,500)
Dividends paid - Common Shares ..........................................      (42,133)        (39,039)        (32,801)
Dividends paid - Preference Shares ......................................      (18,801)        (12,184)         (1,418)
Net increase in minority interests ......................................           --          22,000         274,951
Issuance of common shares, net of expenses ..............................           --              --         232,525
------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities ............................      110,060          62,277         750,900
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents ....................      (23,670)        (52,648)         29,144
Cash and cash equivalents, beginning of year ............................       87,067         139,715         110,571
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year ..................................  $    63,397      $   87,067       $ 139,715
------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

46                              RENAISSANCERE HOLDINGS LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  RenaissanceRe Holdings Ltd. and Subsidiaries



December 31, 2003 (amounts in tables expressed in thousands of United States dollars, except per share amounts)

--------------------------------------------------------------------------------

NOTE 1. ORGANIZATION
--------------------------------------------------------------------------------

RenaissanceRe Holdings Ltd. ("RenaissanceRe", or the "Company"), was formed under the laws of Bermuda on June 7, 1993. Through its subsidiaries, the Company provides reinsurance and insurance to a broad range of customers.

o Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") is the Company's principal subsidiary and provides property catastrophe and specialty reinsurance coverage to insurers and reinsurers on a worldwide basis.

o The Company also manages property catastrophe reinsurance written on behalf of joint ventures, principally including Top Layer Reinsurance Ltd. ("Top Layer Re") and DaVinci Reinsurance Ltd. ("DaVinci"). The results of DaVinci, and the results of DaVinci's parent, DaVinciRe Holdings Ltd. ("DaVinciRe"), are consol- idated in the Company's financial statements (Note 8). Renaissance Underwriting Managers, Ltd., a wholly- owned subsidiary, acts as exclusive underwriting manager for these joint ventures in return for fee-based income and profit participation.

o The Company's Individual Risk operations include direct insurance written on both an admitted basis through Stonington Insurance Company ("Stonington") and on an excess and surplus lines basis through Glencoe Insur- ance Ltd. ("Glencoe") and Lantana Insurance Ltd. ("Lantana"), and also provide reinsurance coverage, principally on a quota share basis, which is analyzed on an Individual Risk basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of RenaissanceRe and its wholly-owned and majority-owned subsidiaries and DaVinciRe, which are collectively referred to herein as the "Company." All intercompany transactions and balances have been eliminated on consolidation. Certain prior year comparatives have been reclassified to conform to current presentations. Minority interest represents the interests of external parties in respect of net income and shareholders' equity of DaVinciRe, and, for periods prior to December 31, 2003, the interests of external parties in respect of net income and shareholders' equity of RenaissanceRe Capital Trust (the "Capital Trust") (Note 7).

USE OF ESTIMATES IN FINANCIAL STATEMENTS
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The most significant accounting judgment made by management is the estimation of reserves for claims and claim expense. Other material accounting judgments made by management include the estimation of certain written premiums.

PREMIUMS AND RELATED EXPENSES
Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are based on contract and policy terms and include estimates based on information received from both insureds and ceding companies. Subsequent differences arising on such estimates are recorded in the period in which they are determined. Reserves for unearned premiums represents the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

Acquisition costs, consisting principally of commissions and brokerage expenses incurred at the time a contract or policy is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated claims and claim expenses, based on historical and current experience, and anticipated investment income related to those premiums are considered in determining the recoverability of deferred acquisition costs.

REINSURANCE
Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company evaluates the financial condition of its reinsurers through internal evaluation by senior management.

CLAIMS AND CLAIM EXPENSES
The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim

                         RENAISSANCERE HOLDINGS LTD.                        47
severity and frequency and other factors which could vary significantly as claims are settled. Also, the Company has recently increased its specialty reinsurance and Individual Risk premiums, but does not have the benefit of a significant amount of its own historical experience in these lines of business. Accordingly, the setting and reserving for incurred losses in these lines of business could be subject to greater variability.

Ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

INVESTMENTS AND CASH
Investments in fixed maturities and the equity investments in reinsurance company are classified as available for sale and are reported at fair value. The net unrealized appreciation or depreciation on these investments is included in accumulated other comprehensive income. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets or other liabilities.

Realized gains or losses on the sale of investments are determined on the basis of the specific identification method and include adjustments to the cost basis of investments for declines in value that are considered to be other-than-temporary. Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. The amortization of premium and accretion of discount for fixed maturity securities is computed using the interest method. The effective yield used in the interest method is adjusted when sufficient information exists to estimate the probability and timing of prepayments. Fair values of investments are based on quoted market prices, or when such prices are not available, by reference to broker or underwriter bid indications and/or internal pricing valuation techniques.

Short term investments, which are managed as part of the Company's investment portfolio and have a maturity of one year or less when purchased, are carried at cost which approximates fair value. Cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

Other investments are carried at fair value with interest and dividend income, income distributions and realized and unrealized gains and losses included in net investment income.

During 2003, the Company changed the classification of equity appreciation on certain hedge funds and private equity funds previously recorded as realized gains and losses. The equity appreciation on these investments has been reclassified to net investment income for all periods presented.

GOODWILL
Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In the second quarter of 2002, the Company completed its initial impairment review in compliance with the transition provisions of SFAS 142 and, as a result, the Company decided to reflect goodwill at zero value, the low end of an estimated range of values. In accordance with the provisions of SFAS 142, this is required to be reflected as a cumulative effect of a change in accounting principle in the statement of income and is required to be reflected as if this adjustment was recorded in the first quarter of 2002.

EARNINGS PER SHARE
Basic earnings per share is based on weighted average common shares and excludes any dilutive effects of options and restricted stock. Diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock grants.

FOREIGN EXCHANGE
The Company's functional currency is the United States dollar. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses which are included in the determination of net income.

VARIABLE INTEREST ENTITIES
Effective December 31, 2003, the Company adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires consolidation of all Variable Interest Entities ("VIE") by the investor that will absorb a majority of the VIE's expected losses or residual returns. As further discussed in Note 7, the Capital Trust was determined to be a VIE under FIN 46 and has been deconsolidated effective December 31, 2003. This has resulted in reclassifying certain balances. The adoption of FIN 46 did not have a material impact on the Company's financial condition and results of operations.

STOCK INCENTIVE COMPENSATION PLANS
For the year ended December 31, 2002 and for the prior years, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock compensation. Effective January 1, 2003, the Company adopted, prospectively, the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for all stock-based employee compensation granted, modified or settled after January 1, 2003. Under the fair value recognition provisions of SFAS 123, the Company estimates the fair value of employee stock options and other stock-based compensation on the date of grant and amortizes this value as an expense over the vesting period (see Note
17).

48                           RENAISSANCERE HOLDINGS LTD.

During 2003, as a result of the Company's adoption of SFAS 123, the value of the restricted stock grants awarded are no longer reflected as unearned stock grant compensation as a separate component of shareholders' equity. Accordingly the balance of unearned stock grant compensation of $18.5 million at January 1, 2003 has been reclassified from its separate account in shareholders' equity and reflected as a reduction in additional paid-in capital.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), which amends SFAS 123 and provides transitional disclosure requirements. In accordance with the transitional disclosure provisions of SFAS 148, the following table sets out the effect on the Company's net income and earnings per share for all reported periods had the compensation cost been calculated based upon the fair value method recommended in SFAS 123:


Year ended December 31,                                           2003          2002          2001
------------------------------------------------------------------------------------------------------
Net income available to common shareholders, as reported .... $604,647      $364,814      $164,366
add: stock-based employee compensation cost included in
         determination of net income ........................   13,892         8,243         6,561
less: fair value compensation cost under SFAS 123 ...........   19,151        22,307        21,116
------------------------------------------------------------------------------------------------------
Pro forma net income available to common shareholders ....... $599,388      $350,750      $148,811
Earnings per share
         Basic - as reported ................................ $   8.76      $   5.40      $   2.76
         Basic - pro forma .................................. $   8.68      $   5.19      $   2.50
         Diluted - as reported .............................. $   8.52      $   5.20      $   2.63
         Diluted - pro forma ................................ $   8.44      $   5.00      $   2.39
                                                              --------

TAXATION
The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance against the deferred tax asset is provided for if and when the Company believes that a portion of the deferred tax asset may not be realized in the near term.

NOTE 3. INVESTMENTS
--------------------------------------------------------------------------------
The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:


                                                Gross unrealized   Gross unrealized
At December 31, 2003        Amortized cost                 gains             losses            Fair value
----------------------------------------------------------------------------------------------------------
U.S. treasuries and agencies . $   797,229           $     2,385       $      (303)           $   799,311
Non-U.S. government ..........     281,231                 9,726              (600)               290,357
Corporate ....................     810,078                39,027            (2,729)               846,376
Mortgage-backed ..............     213,491                 2,350              (478)               215,363
Asset-backed .................     793,766                 3,556              (888)               796,434
----------------------------------------------------------------------------------------------------------
                               $ 2,895,795           $    57,044       $    (4,998)           $ 2,947,841
                               -----------           -----------       -----------            -----------

                                                Gross unrealized   Gross unrealized
At December 31, 2002        Amortized cost                 gains             losses            Fair value
----------------------------------------------------------------------------------------------------------
U.S. treasuries and agencies . $   644,826           $    14,647          $    (122)           $   659,351
Non-U.S. government ..........     367,638                13,507             (1,473)               379,672
Corporate ....................     536,053                29,235             (3,943)               561,345
Mortgage-backed ..............     292,551                 9,106                (25)               301,632
Asset-backed .................     312,647                 6,567               (105)               319,109
----------------------------------------------------------------------------------------------------------
                               $ 2,153,715           $    73,062          $  (5,668)           $ 2,221,109
                               -----------           -----------        -----------            -----------

                            RENAISSANCERE HOLDINGS LTD.                     49

Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual matu-rities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



At December 31, 2003                      Amortized cost       Fair value
--------------------------------------------------------------------------
Due in less than one year ...............     $   24,248       $   24,912
Due after one through five years ........      1,456,758        1,469,428
Due after five through ten years ........        276,117          296,796
Due after ten years .....................        131,415          144,908
Mortgage-backed .........................        213,491          215,363
Asset-backed ............................        793,766          796,434
--------------------------------------------------------------------------
Total                                         $2,895,795       $2,947,841



NET INVESTMENT INCOME
The components of net investment income are as follows:

Year ended December 31,                      2003        2002         2001
--------------------------------------------------------------------------
Fixed maturities ....................   $ 100,666   $  91,784    $  65,168
Short term investments ..............       8,158      11,137        7,785
Cash and cash equivalents ...........       1,852       3,238        3,285
Dividends on equity investments
   in reinsurance company ...........         950        --           --
Other investments ...................      25,920        (383)         955
--------------------------------------------------------------------------
                                          137,546     105,776       77,193
Investment expenses .................       8,004       3,090        2,037
--------------------------------------------------------------------------
Net investment income ...............   $ 129,542   $ 102,686    $  75,156
                                        ---------


The analysis of realized gains (losses) and the change in unrealized gains on investments is as follows:



Year ended December 31,                  2003         2002         2001
--------------------------------------------------------------------------
Gross realized gains .............. $ 114,834    $  67,294    $  78,247
Gross realized losses .............   (34,330)     (57,117)     (60,151)
--------------------------------------------------------------------------
Net realized gains on investments .    80,504       10,177       18,096
Change in unrealized gains ........    18,148       78,939        9,464
--------------------------------------------------------------------------
Total realized and change
  in unrealized gains
  on investments .................. $  98,652    $  89,116    $  27,560
                                    ---------


At December 31, 2003 $36.8 million of cash and investments at fair value were on deposit with, or in trust accounts for the benefit of, various regulatory authorities as required by law (2002 - $29.7 million).

OTHER INVESTMENTS
Included in other investments are investments in hedge funds of $170.1 million (2002 - $61.4 million), a fund that invests in senior secured bank loans of $77.2 million (2002 - $20.4 million), a European high yield credit fund of $38.3 million (2002 - $nil) and private equity partnerships of $24.2 million (2002 - $14.6 million) (collectively "Investment Funds").

Also included in other investments are investments in a medium term note, representing an interest in a pool of European fixed income securities, of $30.0 million (2002 - $nil), catastrophe bonds of $26.3 million (2002 - $33.5 million), and miscellaneous investments of $4.2 million (2002 - $nil).

Fair values of Investment Funds are generally established on the basis of the net valuation criteria established by the managers of the Investment Funds. These net valuations are determined based upon the valuation criteria established by the governing documents of such Investment Funds. Due to a lag in the valuations reported by the fund managers the majority of our Investment Funds are reported on a one month or one quarter lag. Such valuations may differ significantly from the values that would have been used had ready markets existed for the shares, partnership interests or notes of the Investment Funds. Many of the Investment Funds are subject to restrictions on redemptions which are determined by the governing documents and limit the Company's ability to liquidate these investments in the short term. Interest income, income distributions and realized and unrealized gains and losses on other investments, including Investment Funds, are included in net investment income and totaled $25.9 million (2002 - a loss of $0.4 million) of which $21.2 million (2002 - loss of $1.4 million) was related to net unrealized gains (losses).

The Company has committed capital to private equity partnerships of $109.1 million, of which $20.3 million has been contributed at December 31, 2003.

EQUITY INVESTMENTS IN REINSURANCE COMPANY
On November 1, 2002, the Company purchased 3,960,000 common shares of Platinum Underwriters Holdings, Ltd. ("Platinum") in a private placement transaction and received ten-year warrants to purchase up to 2.5 million additional common shares of Platinum for $27.00 per share. The Company purchased the common shares and warrants for an aggregate price of $84.2 million. At December 31, 2003, the Company owns 9.2% of Platinum's outstanding common shares. The Company records its investments in Platinum at fair value, and at December 31, 2003 the aggregate fair value was $145.5 million (2002 - $120.3 million). The aggregate unrealized gain of $61.3 million (2002 - $36.1 million) is included in accumulated other comprehensive income and includes $26.7 million (2002 - $15.9 million) of value estimated for the warrants using the Black-Scholes option pricing model.

DERIVATIVES RELATED TO PHYSICAL VARIABLES
The Company has assumed and ceded risk through catastrophe linked securities and derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables. During 2003, 2002 and 2001, the Company recognized gains on these contracts of $0.8 million, $7.2 million, and a loss of $4.6 million, respectively, which are included in other income.

50                            RENAISSANCERE HOLDINGS LTD.

CREDIT DEFAULT SWAPS
From time to time the Company invests in credit default swaps. The Company accounts for these credit derivatives at fair value and records them on its consolidated balance sheet as other assets or other liabilities depending on the rights or obligations. The fair value of these credit derivatives, as recognized in other liabilities in our balance sheet, at December 31, 2003 was a liability of $3.5 million. During 2003, we recorded losses of $4.2 million in our consolidated statement of income, including the $3.5 million liability on the balance sheet at December 31, 2003.

NOTE 4. CEDED REINSURANCE
--------------------------------------------------------------------------------
The Company uses reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. The Company would remain liable to the extent that any reinsurance company fails to meet its obligations. The earned reinsurance premiums ceded were $246.0 million, $218.0 million and $155.7 million for 2003, 2002 and 2001, respectively.

Other than loss recoveries, certain of the Company's ceded reinsurance contracts also provide for recoveries of additional premiums, reinstatement premiums and lost no claims bonuses, which are incurred when losses are ceded to reinsurance contracts. Total recoveries netted against premiums and claims and claim expenses incurred were $21.6 million, $63.0 million and $160.4 million for 2003, 2002 and 2001, respectively. At December 31, 2003, the Company has recorded a $11.6 million valuation allowance against losses recoverable (2002 - $7.8 million).

NOTE 5. RESERVE FOR CLAIMS AND CLAIM EXPENSES
--------------------------------------------------------------------------------
For the Company's Reinsurance operations, estimates of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events is inherently difficult because of the potential severity of property catastrophe claims. Additionally, the Company has recently increased its Individual Risk and specialty reinsurance premiums but does not have the benefit of a significant amount of its own historical experience in these lines. Therefore, the Company uses both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

For both the Company's Reinsurance and Individual Risk operations, the Company uses statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to the Company and the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase or decrease in the overall reserves of the Company, and at other times requiring a reallocation of incurred but not reported ("IBNR") reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates. Adjustments to the Company's claims and claim expense reserves can impact current year net income by either increasing net income if the estimates of prior year claims and claim expense reserves prove to be overstated or by decreasing net income if the estimates of prior year claims and claim expense reserves prove to be insufficient.

Activity in the liability for unpaid claims and claim expenses is summarized as follows:


Year ended December 31,                2003         2002         2001
------------------------------------------------------------------------
Net reserves as of January 1 .... $ 605,262    $ 355,321    $ 237,014
Net reserves assumed (released)
   in acquisition (sale)
   of subsidiary ................    (2,090)      33,579         --
Net incurred related to:
   Current year .................   462,816      291,520      165,914
   Prior years ..................   (95,072)      (1,995)     (15,997)
------------------------------------------------------------------------
Total net incurred ..............   367,744      289,525      149,917
------------------------------------------------------------------------
Net paid related to:
   Current year .................    61,770       10,017       20,470
   Prior years ..................    80,455       63,146       11,140
------------------------------------------------------------------------
Total net paid ..................   142,225       73,163       31,610
------------------------------------------------------------------------
Total net reserves as of
   December 31 ..................   828,691      605,262      355,321
Losses recoverable as of
   December 31 ..................   149,201      199,533      217,556
------------------------------------------------------------------------
Total gross reserves as of
   December 31 .................. $ 977,892    $ 804,795    $ 572,877
                                -----------


The prior year favorable development in 2003 was due primarily to the reduced level of payment and loss activity associated with our property catastrophe reserves from older accident years. The prior year favorable development in 2001 was due primarily to net additional recoveries on 1999 property catastrophe loss events. The Company's total gross reserve for IBNR claims was $596.6 million at December 31, 2003 (2002 - $462.9 million).


                            RENAISSANCERE HOLDINGS LTD.                     51

Claims and claim expenses incurred were reduced by $23.0 million during 2003 (2002 - $15.0 million) related to income earned on an assumed reinsurance contract that is classified as an underwriting-risk only deposit contract. A deposit liability of $80.0 million is included in reinsurance balances payable at December 31, 2003 (2002 - $103.0 million).

NOTE 6. DEBT
--------------------------------------------------------------------------------
In January 2003, the Company issued $100 million of 5.875% Senior Notes due February 15, 2013, with interest on the notes payable on February 15 and August 15 of each year, commencing August 15, 2003. In July 2001, the Company issued $150 million of 7.0% Senior Notes due July 15, 2008 with interest on the notes payable on January 15 and July 15 of each year. The notes can be redeemed by the Company prior to maturity subject to payment of a "make-whole" premium; however, the Company has no current intentions of calling the notes. The notes, which are senior obligations, contain various covenants, including limitations on mergers and consolidations, restriction as to the disposition of stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries. The Company was in compliance with the related covenants at December 31, 2003 and 2002. At December 31, 2003, the fair value of the 5.875% Senior Notes was $103.1 million and the fair value of the 7.0% Senior Notes was $167.7 million (2002 - $164.0 million).

In April 2002, DaVinciRe entered into a credit agreement providing for a $100 million committed revolving credit facility. In May 2002, DaVinciRe borrowed the full $100 million available under this facility to repay $100 million bridge financing provided by RenaissanceRe. Neither RenaissanceRe nor Renaissance Reinsurance is a guarantor of this facility and the lenders have no recourse against RenaissanceRe or its subsidiaries other than DaVinciRe under this facility. Pursuant to the terms of the $400 million credit facility maintained by RenaissanceRe, a default by DaVinciRe on its obligations will not result in a default under the RenaissanceRe facility (see below). At December 31, 2003, the full amount was outstanding under the DaVinciRe facility and the fair value approximated the carrying value. Interest rates on the facility are based on a spread above LIBOR, and averaged approximately 2.09% during 2003 (2002 - 2.63%). The credit agreement contains certain covenants requiring DaVinciRe to maintain a debt to capital ratio of 30% or below and a minimum net worth of $230 million. At December 31, 2003, DaVinciRe was in compliance with the covenants of this agreement.

On August 8, 2003, RenaissanceRe amended and restated its committed revolving credit agreement to increase the facility from $310 million to $400 million and to make cer tain other changes. The interest rates on this facility are based on a spread above LIBOR. No balance was outstanding at December 31, 2003. As amended, the agreement contains certain financial covenants. These covenants generally provide that consolidated debt to capital shall not exceed the ratio (the "Debt to Capital Ratio") of 0.35:1 and that the consolidated net worth (the "Net Worth Requirements") of RenaissanceRe and Renaissance Reinsurance shall equal or exceed $1 billion and $500 million, respectively, subject to certain adjustments under certain circumstances in the case of the Debt to Capital Ratio and certain grace periods in the case of the Net Worth Requirements, all as more fully set forth in the agreement. The scheduled commitment termination date under the amended agreement is August 8, 2006.

Glencoe U.S. had a $10 million term loan and a $15 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility were based upon a spread above LIBOR, and averaged 1.85% during 2003 (2002 - 2.35%). The outstanding balances of the term loan and revolving credit facility, totaling $25 million, were repaid in full in June 2003 and the term loan and revolving loan facility were terminated.

Aggregate interest payments on the above debt totaled $15.9 million, $12.9 million and $1.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 7. SUBORDINATED OBLIGATION TO CAPITAL TRUST (CAPITAL SECURITIES)
--------------------------------------------------------------------------------
In March 1997, the Company issued $100 million aggregate liquidation amount of mandatorily redeemable capital securities ("Capital Securities") through a subsidiary trust holding solely $103.1 million of the Company's 8.54% junior subordinated debentures due March 1, 2027. The Capital Securities pay cumulative cash distributions at an annual rate of 8.54%, payable semi-annually. The Capital Trust is a wholly-owned subsidiary of the Company and was consolidated into the Company's consolidated financial statements up until the Company's adoption of FIN 46 at December 31, 2003. For periods prior to the adoption of FIN 46, the Capital Securities and the related dividends are reflected in the consolidated financial statements as a minority interest. The Company's guarantee of the distributions on the Capital Securities issued by the Capital Trust, when taken together with the Company's obligations under an expense reimbursement agreement with the Capital Trust, provides full and unconditional guarantee of amounts due on the Capital Securities issued by the Capital Trust.

Upon the adoption of FIN 46 at December 31, 2003, the Capital Trust was determined to be a variable interest entity and the Company was determined not to be the primary beneficiary of the Capital Trust. Accordingly the Capital Trust was deconsolidated from the Company's consolidated financial statements at December 31, 2003. As a result, the balance of


52                            RENAISSANCERE HOLDINGS LTD.

the Capital Securities, previously classified as minority interest, has been reclassified in the Company's consolidated balance sheet at December 31, 2003 and the $103.1 million subordinated obligation to the Capital Trust is recognized on the Company's consolidated balance sheet at December 31, 2003 as a liability. In addition, equity interests in the Capital Trust and purchased Capital Securities held by the Company are included in investments at December 31, 2003. These investments include $15.4 million of Capital Securities purchased by the Company and $3.1 million of common stock issued by the Capital Trust to the Company in March 1997, both of which are eliminated on consolidation for periods prior to the adoption of FIN 46 on December 31, 2003. The adjustments required to deconsolidate the Capital Trust represent reclassifications and there was no impact on consolidated net income.

During 2003, the Company did not purchase any Capital Securities (2002 - $3.0 million). The Company has purchased an aggregate $15.4 million of the Capital Securities since their issuance in 1997.

NOTE 8. MINORITY INTEREST
--------------------------------------------------------------------------------
In October 2001, the Company formed DaVinciRe and DaVinci with other equity investors. RenaissanceRe owns a minority economic interest in DaVinciRe; however, because RenaissanceRe controls a majority of DaVinciRe's outstanding voting rights, the consolidated financial statements of DaVinciRe are included in the consolidated financial statements of the Company. The 75% portion of DaVinciRe's earnings and shareholders' equity held by third parties is recorded in the consolidated financial statements as minority interest.

NOTE 9. SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
The aggregate authorized capital of the Company is 325,000,000 shares consisting of 225,000,000 common shares and 100,000,000 preference shares. The Company's 225,000,000 authorized $1.00 par value common shares consist of three separate series with differing voting rights as follows:

                                                 Remaining
At December 31, 2003                             authorized    Outstanding
----------------------------------------------------------------------------
Full Voting Common Shares
         (includes all shares registered and
         available to the public) ............ 127,971,133      66,849,099
Diluted Voting Class I
         Common Shares .......................  10,224,185       3,549,600
Diluted Voting Class II
         Common Shares .......................     185,532              --
----------------------------------------------------------------------------
                                               138,380,850      70,398,699


In October 2001, the Company issued 7.5 million common shares for proceeds, net of fees, discounts and commissions, of $232.5 million. Costs associated with the sale of the shares of $3.2 million were deducted from the related proceeds. The net amount received in excess of common share par value was recorded in additional paid-in capital.

In February 2003, the Company raised $100 million through the issuance of 4,000,000 Series B preference shares at $25 per share, and in November 2001, the Company raised $150 million through the issuance of 6,000,000 Series A preference shares at $25 per share. The Series B and Series A preference shares may be redeemed at $25 per share at the Company's option on or after February 4, 2008 and November 19, 2006, respectively. Dividends on the Series B and Series A preference shares are cumulative from the date of original issuance and are payable quarterly in arrears at 7.3% and 8.1%, respectively, when, if, and as declared by the Board of Directors. If the Company submits a proposal to its shareholders concerning an amalgamation or submits any proposal that, as a result of any changes to Bermuda law, requires approval of the holders of these preference shares to vote as a single class, the Company may redeem the Series B and Series A preference shares prior to February 4, 2008 and November 19, 2006, respectively, at $26 per share. The preference shares have no stated maturity and are not convertible into any other securities of the Company.

The Diluted Voting shareholders vote together with the common shareholders. The Diluted Voting I Shares are limited to a fixed voting interest in the Company of up to 9.9% on most corporate matters. The Diluted Voting shareholders are entitled to the same rights, including receipt of dividends and the right to vote on certain significant corporate matters, and are subject to the same restrictions as the common shareholders. During 2001, $0.9 million of the Diluted Voting I Shares were sold pursuant to shelf registrations on Form S-3. The Diluted Voting I Shares sold were subsequently converted into common shares. The Company currently does not intend to register or list the Diluted Voting Shares on the New York Stock Exchange.

In August 2003, the Board authorized a share repurchase program of $150 million. This authorization includes the remaining amounts available under prior authorizations. The Company's decision to repurchase common shares will depend on, among other matters, the market price of the common shares and the capital requirements of the Company. No shares were repurchased during 2003, 2002 or 2001. Common shares repurchased by the Company are normally cancelled and retired.

NOTE 10. EARNINGS PER SHARE
--------------------------------------------------------------------------------
The Company uses SFAS 128, "Earnings per Share" to account for its weighted average shares. The numerator in both the Company's basic and diluted earnings per share calculations


                            RENAISSANCERE HOLDINGS LTD.                     53
is identical. The following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding (in thousands of per share amounts):



Year ended at December 31,                     2003    2002     2001
----------------------------------------------------------------------
Weighted average shares - basic ............ 69,039   67,555   59,490
Per share equivalents of employee stock
   options and restricted shares ...........  1,963    2,656    2,901
----------------------------------------------------------------------
Weighted average shares - diluted .......... 71,002   70,211   62,391
                                            --------



NOTE 11. RELATED PARTY TRANSACTIONS
AND MAJOR CUSTOMERS
--------------------------------------------------------------------------------
Other assets include the Company's investment in Top Layer Re of $34.9 million (2002 - $36.1 million), which is 50% owned by Renaissance Reinsurance and is carried using the equity method. The Company's earnings from Top Layer Re totaled $21.2 million for the year ended December 31, 2003 (2002 - $22.3 million) and are included in other income. During 2003, the Company also received distributions from Top Layer Re of $22.4 million (2002 - $9.7 million), and a management fee of $3.0 million (2002 - $2.9 million).

During the years ended December 31, 2003, 2002 and 2001, the Company received 80.4%, 71.1% and 76.9%, respectively, of its reinsurance premium assumed from four reinsurance brokers. Subsidiaries and affiliates of Marsh Inc., the Benfield Group Limited, the Willis Group and AON Corporation accounted for approximately 24.7%, 24.4%, 15.7% and 15.6%, respectively, of the Reinsurance segment's gross premiums written in 2003.

NOTE 12. GOODWILL
--------------------------------------------------------------------------------
In connection with the Company's adoption of SFAS 142, the Company wrote-off the balance of its goodwill during the second quarter of 2002, which totaled $9.2 million. As required by SFAS 142, this charge has been reflected in the statement of income as a cumulative effect of a change in accounting principle. The following table sets forth the effect of goodwill amortization on comparative period earnings:


Year ended December 31,                           2001
---------------------------------------------------------
Net income available to common
   shareholders, as reported ................ $164,366
Add back: goodwill amortization expense ....       557
---------------------------------------------------------
Adjusted net income available to
   common shareholders .....................  $164,923

Average common shares outstanding - basic ..    59,490
Average common shares outstanding - diluted.    62,391

Adjusted per common share data
   Earnings per common share - basic .......  $   2.77
   Earnings per common share - diluted .....  $   2.64


NOTE 13. DIVIDENDS
--------------------------------------------------------------------------------
Dividends declared and paid on Common Shares amounted to $0.60, $0.57 and $0.53 per common share for the years ended December 31, 2003, 2002, and 2001, respectively.

During the second quarter of 2002, RenaissanceRe effected a three-for-one stock split through a stock dividend of two additional common shares for each common share owned. All of the common share and per common share information provided in these financial statements is presented as if the stock dividend had occurred for all periods.

The total amount of dividends paid to holders of the common shares during 2003, 2002 and 2001 was $42.1 million, $39.0 million and $32.8 million, respectively.

NOTE 14. TAXATION
--------------------------------------------------------------------------------
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Income from the Company's U.S.-based subsidiaries is subject to taxes imposed by U.S. authorities. Renaissance Reinsurance of Europe is subject to the taxation laws of Ireland.

Income tax expense (benefit) for 2003, 2002 and 2001 is comprised as follows:

Year ended December 31, 2003     Current     Deferred       Total
-------------------------------------------------------------------
U.S. federal ...................  $   --        $(18)       $(18)
U.S. state and local ...........      --          --          --
-------------------------------------------------------------------
                                  $   --        $(18)       $(18)
                                 ----------------------------------
-------------------------------------------------------------------

Year ended December 31, 2002
U.S. federal ...................  $   --       $(115)      $(115)
U.S. state and local ...........      --          --          --
-------------------------------------------------------------------
                                  $   --       $(115)      $(115)
-------------------------------------------------------------------
Year ended December 31, 2001
U.S. federal ...................  $2,369     $11,872     $14,241
U.S. state and local ...........      21        --            21
-------------------------------------------------------------------
                                  $2,390     $11,872     $14,262



54                      RENAISSANCERE HOLDINGS LTD.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:



At December 31,                        2003        2002
---------------------------------------------------------
Deferred tax assets
Allowance for doubtful accounts .  $    533    $  1,683
Unearned premium adjustment .....     1,215         330
Claims reserves, principally
   due to discounting for tax ...     1,641       1,409
Retroactive reinsurance gain ....     1,492       1,892
Net operating loss carryforwards     24,775      22,392
Goodwill ........................     3,542       3,924
Others ..........................       568       1,509
---------------------------------------------------------
                                   $ 33,766    $ 33,139
---------------------------------------------------------
Deferred tax liabilities
         Other ..................      (419)     (1,428)
---------------------------------------------------------
Net deferred tax asset before
         valuation allowance ....  $ 33,347    $ 31,711
Valuation allowance .............   (29,342)    (27,724)
---------------------------------------------------------
Net deferred tax asset ..........  $  4,005    $  3,987
                                   --------

The net deferred tax asset is included in other assets in the consolidated balance sheet. Net operating loss carryforwards of $72.9 million (2002 - $65.9 million) are available to offset regular taxable U.S. income during the carryforward period (through 2023).

During 2003, the Company recorded additions to the valuation allowance of $1.6 million. The Company's deferred tax asset relates primarily to net operating loss carryforwards that are available to offset future taxes payable by the Company's U.S. subsidiaries. Although the net operating losses, which gave rise to a deferred tax asset have a carryforward period through 2023, the Company's U.S. operations did not generate taxable income during the year ended December 31, 2003 or during prior years. Accordingly, under the circumstances, and until the Company's U.S. operations begin to generate significant taxable income, the Company believes that it is necessary to establish and maintain a valuation allowance against a significant portion of the net deferred tax asset.

The Company was not liable for and accordingly paid no income taxes in the years ended December 31, 2003 and 2002.

NOTE 15. GEOGRAPHIC INFORMATION
--------------------------------------------------------------------------------
Financial information relating to gross premiums written by geographic region is as follows:

Year ended December 31,                        2003         2002         2001
--------------------------------------------------------------------------------
Property catastrophe
    United States and Caribbean ........ $  297,954   $  310,090   $  180,305
    Europe .............................    156,156       86,461       20,414
    Worldwide ..........................    126,541      169,790       93,474
    Australia and New Zealand ..........     26,588        2,127       12,159
    Worldwide (excluding U.S.)(1) ......     14,968       56,628       45,111
    Other ..............................     21,458       18,354       22,433
    Specialty reinsurance(2) ...........    291,820      247,020       77,468
--------------------------------------------------------------------------------
Total reinsurance(3) ...................    935,485      890,470      451,364
Individual Risk(4) .....................    446,724      282,579       49,957
--------------------------------------------------------------------------------
Total gross written premium              $1,382,209   $1,173,049   $  501,321
                                         ----------

(1) The category Worldwide (excluding U.S.) consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross written premiums written to date is predominantly from Europe and Japan.

(2) The category specialty reinsurance consists of contracts that are predominantly exposed to U.S. risks, with a small portion of the risks being Worldwide.

(3) Excludes $20.8 million and $22.2 million of premium assumed from the Individual Risk segment in 2003 and 2002, respectively.

(4) The category Individual Risk consists of contracts that are primarily exposed to U.S. risks.


NOTE 16. SEGMENT REPORTING
--------------------------------------------------------------------------------
The Company has two reportable segments: Reinsurance operations and Individual Risk operations. The Reinsurance segment, which includes the results of DaVinciRe, primarily provides property catastrophe reinsurance and specialty reinsurance to selected insurers and reinsurers on a worldwide basis. We define the Individual Risk segment to include underwriting that involves understanding the characteristics of the original underlying insurance policy. The Individual Risk segment currently provides insurance written on both an admitted basis and an excess and surplus lines basis, and also provides reinsurance on a quota share basis.

                         RENAISSANCERE HOLDINGS LTD.                          55

Data for the years ended December 31, 2003, 2002 and 2001 is as follows:

Year ended December 31, 2003                   Reinsurance   Individual Risk   Eliminations(1)      Other(2)         Total
---------------------------------------------------------------------------------------------------------------------------
Gross premiums written .......................    $956,257          $446,724         $(20,772)       $   --     $1,382,209
---------------------------------------------------------------------------------------------------------------------------
Net premiums written .........................    $789,769          $362,754               --            --     $1,152,523
---------------------------------------------------------------------------------------------------------------------------
Net premiums earned ..........................    $809,360          $306,383               --            --     $1,115,743
Claims and claim expenses incurred ...........     209,197           158,547               --            --        367,744
Acquisition expenses .........................      93,227           100,913               --            --        194,140
Operational expenses .........................      52,504            14,893               --            --         67,397
---------------------------------------------------------------------------------------------------------------------------
Underwriting income ..........................    $454,432           $32,030               --            --        486,462
---------------------------------------------------------------------------------------------------------------------------
Other items ..................................                                                       $118,185      118,185
---------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders ..                                                                    $604,647

Claims and claim expense ratio ...............        25.8%             51.7  %            --            --           33.0%
Underwriting expense ratio ...................        18.0%             37.8  %            --            --           23.4%
---------------------------------------------------------------------------------------------------------------------------
Combined ratio ...............................        43.8%             89.5  %            --            --           56.4%
                                              -----------------------------------------------------------------------------

(1) Represents premium ceded from Individual Risk segment to Reinsurance segment

(2) The Other segment consists of other items, which includes net investment income, net foreign exchange gains, other income, net realized gains on investments, corporate expenses, interest expense, minority interests, income tax benefit and dividends on preference shares.


Year ended December 31, 2002                Reinsurance      Individual Risk      Eliminations(1)  Other(2)          Total
---------------------------------------------------------------------------------------------------------------------------
Gross premiums written ....................   $  912,695          $  282,579          $  (22,225)     $  --     $1,173,049
---------------------------------------------------------------------------------------------------------------------------
Net premiums written ......................   $  696,610          $  227,101                --           --        923,711
---------------------------------------------------------------------------------------------------------------------------
Net premiums earned .......................   $  667,926          $   92,979                --           --        760,905
Claims and claim expenses incurred ........      249,316              40,209                --           --        289,525
Acquisition expenses ......................       70,698              24,946                --           --         95,644
Operational expenses ......................       39,264               9,895                --           --         49,159
---------------------------------------------------------------------------------------------------------------------------
Underwriting income .......................   $  308,648          $   17,929                --           --        326,577
---------------------------------------------------------------------------------------------------------------------------
Other items                                                                                         $38,237         38,237
---------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders                                                                     $  364,814

Claims and claim expense ratio ............         37.3%               43.2%               --           --           38.1%
Underwriting expense ratio ................         16.5%               37.5%               --           --           19.0%
---------------------------------------------------------------------------------------------------------------------------
Combined ratio ............................         53.8%               80.7%               --           --           57.1%

(1) Represents premium ceded from Individual Risk segment to Reinsurance segment

(2) The Other segment consists of other items, which includes net investment income, net foreign exchange gains, other income, net realized gains on investments, corporate expenses, interest expense, minority interests, income tax benefit and dividends on preference shares.

Year ended December 31, 2001               Reinsurance       Individual Risk     Other(1)         Total
---------------------------------------------------------------------------------------------------------
Gross premiums written ...................    $451,364              $ 49,957       $   --      $501,321
---------------------------------------------------------------------------------------------------------
Net premiums written .....................    $326,680              $ 12,867           --      $339,547
---------------------------------------------------------------------------------------------------------
Net premiums earned ......................    $325,223              $  7,842           --      $333,065
Claims and claim expenses incurred .......     152,341                (2,424)          --       149,917
Acquisition expenses .....................      44,029                 1,330           --        45,359
Operational expenses .....................      28,198                10,405           --        38,603
---------------------------------------------------------------------------------------------------------
Underwriting income ......................    $100,655                (1,469)          --        99,186
---------------------------------------------------------------------------------------------------------
Other items                                                                      $ 65,180        65,180
---------------------------------------------------------------------------------------------------------
Net income available to common shareholders                                                    $164,366

Claims and claim expense ratio ...........        46.8%                (30.9%)         --          45.0%
Underwriting expense ratio ...............        22.2%                149.6%          --          25.2%
---------------------------------------------------------------------------------------------------------
Combined ratio                                    69.0%                118.7%          --          70.2%

(1) The Other segment consists of other items, which includes net investment income, net foreign exchange gains, other income, net realized gains on investments, corporate expenses, interest expense, minority interests, income tax benefit and dividends on preference shares.

The Company does not manage its assets by segment and therefore total assets are not allocated to the segments.


56                       RENAISSANCERE HOLDINGS LTD.

NOTE 17. STOCK INCENTIVE COMPENSATION
AND EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------
The Company has a stock incentive plan under which all employees of the Company and its subsidiaries may be granted stock options and restricted stock awards. A stock option award under the Company's stock incentive plan allows for the purchase of the Company's common shares at a price that is generally equal to the five day average closing price of the common shares immediately prior to the date of grant. Options to purchase common shares are granted periodically by the Board of Directors, generally vest over four years and generally expire ten years from the date of grant.

The fair value of option grants is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 1.4%, 1.4% and 1.7%; expected option life of five years for all years; expected volatility of 30%, 30% and 31%; and a risk-free interest rate of 1.8%, 2.7% and 4.8%.

The following is a table of the changes in options outstanding for 2003, 2002 and 2001, respectively:


                                   Awards      Weighted
                                available       options              Average     Fair value of           Range of
                                for grant   outstanding       exercise price           options    exercise prices
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000 ...    595,062     6,068,553               $15.50

Authorized ...................  2,850,000            --
Options granted .............. (1,500,867)    1,500,867               $30.61            $8.56      $21.35-$33.85
Options forfeited ............     97,668       (97,668)              $18.27
Options exercised ............         --    (2,195,037)              $18.44
Shares turned in or withheld .  1,346,178            --
Restricted stock issued ......   (716,748)           --
Restricted stock forfeited ...     47,394            --
----------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001 ...  2,718,687     5,276,715               $18.97
Authorized ...................  2,550,000            --
Options granted .............. (2,637,929)    2,637,929               $39.30            $6.47      $29.77-$42.74
Options forfeited ............    137,655      (137,655)              $18.95
Options exercised ............         --    (3,597,769)              $22.09
Shares turned in or withheld .  2,114,379            --
Restricted stock issued ......   (380,233)           --
Restricted stock forfeited ...     68,660            --
----------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002 ...  4,571,219     4,179,220               $28.93

Authorized ...................         --            --
Options granted ..............   (435,762)      435,762               $45.38           $10.99      $39.16-$48.00
Options forfeited ............     23,000       (23,000)              $12.40
Options exercised ............         --      (295,627)              $13.01
Shares turned in or withheld .     74,344            --
Restricted stock issued ......   (359,727)           --
Restricted stock forfeited ...        571            --
----------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2003 ...  3,873,645     4,296,355               $31.73

Total options exercisable at
         December 31, 2003 ...                2,737,916
                                --------------------------------------------------------------------------------------

                         RENAISSANCERE HOLDINGS LTD.                          57

The Company's 2001 Stock Incentive Plan allows for the issuance of share-based awards, the issuance of restricted common shares, the issuance of reload options for shares tendered in connection with option exercises and a provision in the calculation of shares available for issuance thereunder by deeming the number of shares tendered to or withheld by the Company in connection with certain option exercises to be so available.

The Company has also established a Non-Employee Director Stock Incentive Plan to issue stock options and shares of restricted stock. Under the plan, the total number of shares available for distribution at December 31, 2003 was 643,494 shares. At December 31, 2003, the number of options issued to directors and unexercised was 300,000. In 2003, no options to purchase common shares were granted and 13,206 restricted common shares were granted. In 2002, 12,000 options to purchase common shares were granted and 3,132 restricted common shares were granted. In 2001, 12,000 options to purchase common shares and 5,616 restricted common shares were granted. The options and restricted common shares vest ratably over three years.

Restricted common shares issued to employees normally vest ratably over a four to five year period. During the restricted period, the employee receives dividends and votes the restricted common shares, but the restricted shares may not be sold, transferred or assigned. In 2003, 2002 and 2001 the Board of Directors granted 359,727, 380,233 and 716,748 restricted shares with a value of $16.0 million, $14.6 million and $17.2 million to certain employees. Prior to 2003, the value of the restricted shares awarded was recorded as unearned stock grant compensation and was presented as a separate component of shareholders' equity. During 2003 the Company adopted SFAS 123, as amended by SFAS 148, and in accordance with the provisions of SFAS 123 the value of the restricted stock grants awarded are no longer reflected as unearned stock grant compensation as a separate component of shareholders' equity.

Accordingly the balance of unearned stock grant compensation of $18.5 million at January 1, 2003 has been reclassified from its separate account in shareholders' equity and reflected as a reduction in additional paid-in capital. Under SFAS 123 the Company estimates the fair value of restricted stock awards at the date of grant and amortizes this value as an expense over the vesting period. Compensation expense related to the issuance of restricted stock was $13.0 million, $8.2 million and $6.6 million in 2003, 2002 and 2001, respectively.

All of the Company's employees are eligible for defined contribution pension plans. Contributions are primarily based upon a percentage of eligible compensation.

NOTE 18. STATUTORY REQUIREMENTS
--------------------------------------------------------------------------------
Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda ("the Act"), certain subsidi- aries of the Company are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires these subsidiaries of the Company to maintain certain measures of solvency and liquidity. At December 31, 2003 the statutory capital and surplus of the Bermuda subsidiaries was $2.4 billion and the amount required to be maintained under Bermuda law was $457.5 million.

Under the Act, Renaissance Reinsurance and DaVinci are classified as Class 4 insurers, and are, therefore, restricted as to the payment of dividends in the amount of 25% of the prior year's statutory capital and surplus, unless at least two members of the Board of Directors attest that a dividend in excess of this

58                       RENAISSANCERE HOLDINGS LTD.

amount would not cause the company to fail to meet its relevant margins. During 2003, Renaissance Reinsurance declared aggregate cash dividends to the Company of $322.3 million (2002 - $224.3 million). During 2003 DaVinci declared aggregate cash dividends of $81.6 million (2002 - $3.5 million).

Under the Act, Glencoe is classified as a Class 3 insurer and Glencoe is also eligible as an excess and surplus lines insurer in a number of states in the U.S. Under the various capital and surplus requirements in Bermuda and in these states, Glencoe is required to maintain a minimum of capital and surplus. In this regard, the declaration of dividends from retained earnings and distributions from additional paid-in capital are limited to the extent that the above requirement is met. During 2003, Glencoe declared aggregate cash dividends to the Company of $18.0 million (2002 - $nil).

The Company's U.S. insurance subsidiary, Stonington, is subject to various statutory and regulatory restrictions regarding the payment of dividends. The restrictions are determined using risk based capital tests, which is the threshold that constitutes the authorized control level. If Stonington's statutory capital and surplus falls below the authorized control level, the commissioner is authorized to take whatever regulatory actions considered necessary to protect policyholders and creditors. At December 31, 2003, the statutory capital and surplus of Stonington was $28.8 million and the maximum dividend it could pay in 2004 without prior approval was $2.6 million.

NOTE 19. COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The Company limits the amount of credit exposure to any one financial institution and, except for U.S. Government securities, none of the Company's investments exceeded 10% of shareholders' equity at December 31, 2003. Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
The Company's investment guidelines permit, subject to specific approval, investments in derivative instruments such as futures, options, foreign currency forward contracts and swap agreements, which may be used to assume risk or for hedging purposes.

LETTERS OF CREDIT
At December 31, 2003, the Company's bankers have issued letters of credit of approximately $346.9 million in favor of certain ceding companies. Also, in connection with the Top Layer Re joint venture, the Company has committed $37.5 million of capital in the form of a letter of credit. The letters of credit are secured by cash and investments of similar amounts.

EMPLOYMENT AGREEMENTS
The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock grants, upon a change in control, as defined therein and by the Company's 2001 Stock Incentive Plan.

LITIGATION
The Company is party to various lawsuits arising in the normal course of business. The Company does not believe that any of its pending litigation will have a material impact on its consolidated financial statements.

                         RENAISSANCERE HOLDINGS LTD.                        59

NOTE 20. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

                                                Quarter Ended             Quarter Ended              Quarter Ended
                                                   March 31,                 June 30,                 September 30,
                                         --------------------------------------------------------------------------------
                                              2003         2002          2003         2002         2003          2002
-------------------------------------------------------------------------------------------------------------------------
Gross premiums written ................. $ 685,167    $ 460,834     $ 212,560    $ 270,294    $ 313,317     $ 282,597
-------------------------------------------------------------------------------------------------------------------------
Net premiums written ................... $ 590,370    $ 379,096     $ 160,223    $ 198,517    $ 236,570     $ 192,687
-------------------------------------------------------------------------------------------------------------------------
Net premiums earned .................... $ 263,474    $ 150,308     $ 275,535    $ 184,742    $ 277,364     $ 191,310
Net investment income ..................    31,434       23,129        34,109       26,155       28,280        23,737
Net foreign exchange gains (losses) ....     3,951       (1,950)        7,640        3,650          252           888
Other income ...........................     5,505        8,129         7,238        8,147        7,979         7,951
Net realized investment gains (losses) .    21,112          340        49,660        3,177        1,172        10,219
-------------------------------------------------------------------------------------------------------------------------
Total revenues .........................   325,476      179,956       374,182      225,871      315,047       234,105
-------------------------------------------------------------------------------------------------------------------------
Claims and claim expenses incurred .....    82,780       43,118       100,076       73,149       96,856        82,931
Acquisition costs ......................    42,133       18,549        40,704       20,368       56,317        23,802
Operational expenses ...................    14,907       10,663        16,332        9,962       17,882         9,616
Corporate expenses .....................     3,468        2,690         4,677        4,688        4,456         3,466
Interest expense .......................     4,499        2,714         5,335        3,433        4,318         3,499
-------------------------------------------------------------------------------------------------------------------------
Total expenses .........................   147,787       77,734       167,124      111,600      179,829       123,314
-------------------------------------------------------------------------------------------------------------------------
Income before minority interest
         and taxes .....................   177,689      102,222       207,058      114,271      135,218       110,791

Minority interest - Capital securities .     1,455        1,833         1,827        1,831        1,827         1,759
Minority interest - DaVinci ............    20,885        9,477        20,150       13,470       15,211        17,689
-------------------------------------------------------------------------------------------------------------------------
Income before taxes ....................   155,349       90,912       185,081       98,970      118,180        91,343
Income tax benefit (expense) ...........        55         (596)         --            273          (37)          (59)
Cumulative effect of a change
         in accounting principle -
         SFAS 142 - Goodwill ...........      --                    (9,187) --        --           --            --
-------------------------------------------------------------------------------------------------------------------------
Net income .............................   155,404       81,129       185,081       99,243      118,143        91,284
Dividends on preference shares .........     4,119        3,038         4,917        3,003        4,903         3,038
-------------------------------------------------------------------------------------------------------------------------
Net income available to
         common shareholders ........... $ 151,285    $  78,091     $ 180,164    $  96,240    $ 113,240
                                                                                                            $  88,246

Earnings per common share - basic ...... $    2.21    $    1.17     $    2.62    $    1.43    $    1.63     $    1.30
Earnings per common share - diluted .... $    2.14    $    1.12     $    2.54    $    1.37    $    1.59     $    1.26

Weighted average shares - basic ........    68,593       66,788        68,914       67,326       69,307        67,865
Weighted average shares - diluted ......    70,564       69,787        71,056       70,209       71,187        70,272

Claims and claim expense ratio .........      31.4%        28.7%         36.3%        39.6%        34.9%         43.3%
Underwriting expense ratio .............      21.6%        19.4%         20.7%        16.4%        26.8%         17.5%
-------------------------------------------------------------------------------------------------------------------------
Combined ratio .........................      53.0%        48.1%         57.0%        56.0%        61.7%         60.8%


                                               Quarter Ended
                                                December 31,
                                         ------------------------
                                               2003         2002
-----------------------------------------------------------------
Gross premiums written .................  $ 171,165    $ 159,324
-----------------------------------------------------------------
Net premiums written ...................  $ 165,360    $ 153,411
-----------------------------------------------------------------
Net premiums earned ....................  $ 299,370    $ 234,545
Net investment income ..................     35,719       29,665
Net foreign exchange gains (losses) ....      1,788        1,273
Other income ...........................      6,348        8,594
Net realized investment gains (losses) .      8,560       (3,559)
-----------------------------------------------------------------
Total revenues .........................    351,785      270,518
-----------------------------------------------------------------
Claims and claim expenses incurred .....     88,032       90,327
Acquisition costs ......................     54,986       32,925
Operational expenses ...................     18,276       18,918
Corporate expenses .....................      3,442        3,483
Interest expense .......................      4,086        3,423
-----------------------------------------------------------------
Total expenses .........................    168,822      149,076
-----------------------------------------------------------------
Income before minority interest
         and taxes .....................    182,963      121,442

Minority interest - Capital securities .      2,375        2,182
Minority interest - DaVinci ............     15,768       14,415
-----------------------------------------------------------------
Income before taxes ....................    164,820      104,845
Income tax benefit (expense) ...........       --            497
Cumulative effect of a change
         in accounting principle -
         SFAS 142 - Goodwill ...........       --           --
-----------------------------------------------------------------
Net income .............................    164,820      105,342
Dividends on preference shares .........      4,862        3,105
-----------------------------------------------------------------
Net income available to
         common shareholders ...........
                                          $ 159,958    $ 102,237

Earnings per common share - basic ......  $    2.31    $    1.50
Earnings per common share - diluted ....  $    2.25    $    1.45

Weighted average shares - basic ........     69,341       68,241
Weighted average shares - diluted ......     71,202       70,574

Claims and claim expense ratio .........       29.4%        38.5%
Underwriting expense ratio .............       24.5%        22.1%
-----------------------------------------------------------------
Combined ratio .........................       53.9%        60.6%

60                       RENAISSANCERE HOLDINGS LTD.

              GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS
--------------------------------------------------------------------------------

Acquisition expenses    The aggregate expenses incurred by a company acquiring
                        new business, including commissions, underwriting expenses and administrative expenses.

Attachment point        The dollar amount of loss (per occurrence or in the
                        aggregate, as the case may be) above which excess of loss reinsurance becomes operative.

Broker An intermediary who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Capacity The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves           Loss reserves, established with respect to specific,
                        individual reported claims.

Casualty insurance or   Insurance or reinsurance that is primarily concerned
reinsurance             with the losses caused by injuries to third per sons and
                        their property (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom. Also referred to as liability insurance.

Catastrophe             A severe loss, typically involving multiple claimants.
                        Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Catastrophe excess of   A form of excess of loss reinsurance that, subject to a
loss reinsurance        specified limit, indemnifies the ceding company for the
                        amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a "catastrophe."

Cede; cedant;           When a party reinsures its liability with another, it
ceding company          "cedes" business and is referred to as the "cedant" or
                        "ceding company."

Claim Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Claims and claim        The ratio of claims and claim expenses to net premiums
expense ratio           earned determined in accordance with either SAP or GAAP.

Claim expenses          The expenses of settling claims, including legal and
                        other fees and the portion of general expenses allocated to claim settlement costs (also known as claim adjustment expenses) plus losses incurred with respect to claims.

Claim reserves          Liabilities established by insurers and reinsurers to
                        reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance policies it has issued. Claims reserves consist of case reserves, established with respect to individual reported claims, and "IBNR" reserves. For reinsurers, loss expense reserves are generally not significant because substantially all of the loss expenses associated with particular claims are incurred by the primary insurer and reported to reinsurers as losses.

Combined ratio          The combined ratio is the sum of the claims and claim
                        expense ratio and the underwriting expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

                         RENAISSANCERE HOLDINGS LTD.                         61

Earned Premium          (1) That part of the premium applicable to the expired
                        part of the policy period, including the short-rate premium on cancellation, the entire premium on the amount of loss paid under some contracts, and the entire premium on the contract on the expiration of the policy, which is recognized as income during the period.

                        (2) That portion of the reinsurance premium calculated on a monthly, quarterly or annual basis which is to be retained by the reinsurer and recognized as income in the period should their cession be canceled.

                        (3) When a premium is paid in advance for a certain time, the company is said to "earn" the premium as the time advances. For example, a policy written for three years and paid for in advance would be one-third earned at the end of the first year.

Excess and surplus      Any type of coverage that cannot be placed with an
                        insurer admitted to do business in a certain jurisdiction. Risks placed in excess and surplus lines markets are often substandard as respects adverse loss experience, unusual, or unable to be placed in conventional markets due to a shortage of capacity.

Excess of loss          Reinsurance or insurance that indemnifies the reinsured
                        or insured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention." Also known as non-proportional reinsurance.
                        Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a layer of coverage up to a specified amount. The total coverage purchased by the cedant is referred to as a "program" and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency.

Exclusions              Those risk, perils, or classes of insurance with respect
                        to which the reinsurer will not pay loss or provide reinsurance, notwithstanding the other terms and conditions of reinsurance.

Frequency               The number of claims occurring during a given coverage
                        period.

Generally accepted      Accounting principles as set forth in opinions of the
accounting principles   Accounting Principles Board of the American Institute of
("GAAP")                Certified Public Accountants and/or statements of the
                        Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question. Also referred to as GAAP.

Gross premiums written  Total premiums for insurance written and assumed reinsurance during a given period.

Incurred but not        Reserves for estimated losses that have been incurred by
reported ("IBNR")       insureds and reinsureds but not yet reported to the
                        insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer.

Layer The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

Line of Business        The general classification of insurance written by
                        insurers, i.e., fire, allied lines, homeowners, among others.

Loss; losses            An occurrence that is the basis for submission and/or
                        payment of a claim. Whether losses are covered, limited or excluded from coverage is dependant on the terms of the policy.

Loss ratio              Claims incurred expressed as a percentage of net earned
                        premiums.

Loss reserve            For an individual loss, an estimate of the amount the
                        insurer expects to pay for the reported claim. For total losses, estimates of expected payments for reported and unreported claims. May include amounts for claims expenses.

Net premiums earned     The portion of net premiums written during or prior to a
                        given period that was actually recognized as income during such period.

Net premiums written    Gross premiums written for a given period less premiums
                        ceded to reinsurers and retrocessionaires during such period.

No claims bonus         A reduction of premiums assumed or ceded if no claims
                        have been made within a specified period.

62                         RENAISSANCERE HOLDINGS LTD.

Perils This term refers to the causes of possible loss in the property field, such as fire, windstorm, collision, hail, etc. In the casualty field, the term "hazard" is more frequently used.

Premiums; written,      The amount charged during the term on policies and
earned and unearned     contracts issued, renewed or reinsured by an insurance
                        company or reinsurance company. Written premium is premium registered on the books of an issuer or reinsurer at the time a policy is issued and paid for.
                        Unearned premium is premium for a future exposure period. Earned premium is written premium minus unearned premium for an individual policy.

Property insurance      Insurance or reinsurance that provides coverage to a
or reinsurance          person with an insurable interest in tangible property
                        for that person's property loss, damage or loss of use.

Property per risk       Reinsurance on a treaty basis of individual property
treaty reinsurance      risks insured by a ceding company.

Proportional            A generic term describing all forms of reinsurance in
reinsurance             which the reinsurer shares a proportional part of the
                        original premiums and losses of the reinsured. (Also known as pro rata reinsurance, quota share reinsurance or participating reinsurance.) In proportional reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor. See also "Quota Share
                        Reinsurance" and "Surplus Share Reinsurance."

Quota Share Reinsurance A form of proportional reinsurance in which the reinsurer assumes an agreed percentage of each insurance being reinsured and shares all premiums and losses according with the reinsured. See also "Proportional Reinsurance" and "Surplus Share Reinsurance."

Reinstatement premium   The premium charged for the restoration of the
                        reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.

Reinsurance             An arrangement in which an insurance company, the
                        reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Retention               The amount or portion of risk that an insurer retains
                        for its own account. Losses in excess of the retention level are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocessional          A transaction whereby a reinsurer cedes to another
reinsurance;            reinsurer, the retrocessionaire, all or part of the
retrocessionaire        reinsurance that the first reinsurer has assumed.
                        Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk excess of loss     A form of excess of loss reinsurance that covers a loss
reinsurance             of the reinsured on a single "risk" in excess of its
                        retention level of the type reinsured, rather than to aggregate losses for all covered risks, as does catastrophe excess of loss reinsurance. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy, which the reinsured treats as a single risk.







Risks A term used to denote the physical units of property at risk or the object of insurance protection that are not perils or hazards. Also defined as chance of loss or uncertainty of loss.


                           RENAISSANCERE HOLDINGS LTD.                        63

Specialty lines         Lines of insurance and reinsurance that provide coverage
                        for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.

Statutory accounting    Recording transactions and preparing financial
principles ("SAP")      statements in accordance with the rules and procedures
                        prescribed or permitted by Bermuda and/or the U.S. state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Stop Loss               A form of reinsurance under which the reinsurer pays
                        some or all of a cedant's aggregate retained losses in excess of a predetermined dollar amount or in excess of a percentage of premium.

Submission              An unprocessed application for (i) insurance coverage
                        forwarded to a primary insurer by a prospective policyholder or by a broker on behalf of such prospective policyholder, (ii) reinsurance coverage forwarded to a reinsurer by a prospective ceding insurer or by a broker or intermediary on behalf of such prospective ceding insurer or (iii) retrocessional coverage forwarded to a retrocessionaire by a prospective ceding reinsurer or by a broker or intermediary on behalf of such prospective ceding reinsurer.

Surplus share           A form of pro rata reinsurance (proportional)
reinsurance             indemnifying the ceding company against loss to the
                        extent of the surplus insurance liability ceded, on a share basis similar to quota share. See also
                        "Proportional Reinsurance" and "Quota Share
                        Reinsurance."

Total Managed Cat       The total catastrophe reinsurance premiums written on a
Premium                 gross basis by our managed catastrophe joint ventures as
                        well as by our wholly owned subsidiaries.

Treaty A reinsurance agreement covering a book or class of business that is automatically accepted on a bulk basis by a reinsurer. A treaty contains common contract terms along with a specific risk definition, data on limit and retention, and provisions for premium and duration.

Underwriting            The insurer's or reinsurer's process of reviewing
                        applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting capacity   The maximum amount that an insurance company can
                        underwrite. The limit is generally determined by the company's retained earnings and investment capital.
                        Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.

Underwriting expense    The ratio of the sum of the acquisition expenses and
ratio                   operational expenses to net premiums earned, determined
                        in accordance with U.S. GAAP.

Underwriting expenses   The aggregate of policy acquisition costs, including
                        commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Unearned premium        The portion of premiums written representing the
                        unexpired portions of the policies or contracts which the insurer or reinsurer has on its books as of a certain date.


64                           RENAISSANCERE HOLDINGS LTD.

                            COMMENTS ON REGULATION G


--------------------------------------------------------------------------------
In addition to the GAAP financial measures set forth in this Annual Report, the Company has included certain non-GAAP financial measures in this Annual Report within the meaning of Regulation G. The Company has consistently provided these financial measurements in previous annual reports and the Company's management believes that these measurements are important to investors and other interested persons, and that investors and such other persons benefit from having a consistent basis for comparison between quarters and for the comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by companies outside of the insurance industry. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company's overall financial performance.

The Company uses "operating income" as a measure to evaluate the underlying fundamentals of its operations and believes it to be a useful measure of its corporate performance. "Operating income" differs from "net income applicable to common shareholders", which the Company believes is the most directly comparable GAAP measure, only by the exclusion of net realized gains and losses on investments, the cumulative effect of a change in accounting principle - goodwill and a charge relating to our Stonington subsidiary taken in 1998. The Company's management believes that "operating income" is useful to investors because it more accurately measures and predicts the Company's results of operations by removing the variability arising from fluctuations in the Company's investment portfolio and by removing non-recurring matters such as changes in accounting principles - goodwill, which are not considered by management to be a relevant indicator of business operations. The Company also uses operating income to calculate operating income per common share and operating return on average common equity. The following is a reconciliation of
1) net income applicable to common shareholders to operating income; 2) net income per common share to net operating income per common share; and 3) return on average common equity to operating return on average common equity:

                                                                                                       Year Ended
                                                  -----------------------------------------------------------------------------
(In thousands of U.S. dollars)                             2003             2002          2001          2000            1999
-------------------------------------------------------------------------------------------------------------------------------
Net income available to common
         shareholders ........................       $  604,647       $  364,814     $ 164,366     $   127,22    $   104,241
         Adjustment for net realized
                  (gains) losses on investments         (80,504)         (10,177)      (18,096)         7,151         15,720
         Adjustment for cumulative
                  effect of a change in
                  accounting principle -
                  SFAS 142 - Goodwill .........             --             9,187            --             --             --
         Adjustment for fourth-quarter
                  after-tax charge related to
                  Stonington in 1998 ..........             --              --              --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Operating income ..............................      $  524,143       $  363,824     $ 146,270    $   134,379    $   119,961
-------------------------------------------------------------------------------------------------------------------------------
Net income per common
         share (diluted) ......................      $     8.52       $     5.20     $    2.63    $      2.17    $      1.68
         Adjustment for net realized
                  (gains) losses on investments           (1.14)           (0.14)        (0.29)          0.12           0.25
         Adjustment for cumulative
                  effect of a change in
                  accounting principle -
                  SFAS 142 - Goodwill .........              --             0.13            --             --             --
         Adjustment for fourth-quarter
                  after-tax charge related to
                  Stonington in 1998 ..........              --               --            --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Operating income per common
         share (diluted) ......................       $    7.38       $     5.18      $   2.34    $      2.29    $      1.94
-------------------------------------------------------------------------------------------------------------------------------
Return on average common
         equity (annualized) ..................            33.7%            29.1%         20.0%          19.9%          17.2%
         Adjustment for net realized
                  (gains) losses on investments            (4.5%)           (0.8%)        (2.2%)          1.1%           2.6%
         Adjustment for cumulative
                  effect of a change in
                  accounting principle -
                  SFAS 142 - Goodwill .........              --              0.7%           --             --             --
         Adjustment for fourth-quarter
                  after-tax charge related to
                  Stonington in 1998 ..........              --               --            --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Operating return on average
         common equity (annualized) ...........            29.2%            29.0%         17.8%          21.0%          19.8%
                                                        ---------




                                                                                        Year Ended
                                                 -----------------------------------------------------------------------------------
(In thousands of U.S. dollars)                         1998          1997            1996          1995          1994         1993
------------------------------------------------------------------------------------------------------------------------------------
Net income available to common
         shareholders ........................    $   74,57     $ 139,249      $  156,160     $ 162,786     $  96,419    $  31,281
         Adjustment for net realized
                  (gains) losses on investments       6,890         2,895           2,938        (2,315)         (246)           7
         Adjustment for cumulative
                  effect of a change in
                  accounting principle -
                  SFAS 142 - Goodwill .........          --            --              --            --            --           --
         Adjustment for fourth-quarter
                  after-tax charge related to
                  Stonington in 1998 ..........      40,080            --              --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Operating income ..............................   $ 121,547     $ 142,144      $  159,098     $ 160,471     $  96,173    $  31,288
------------------------------------------------------------------------------------------------------------------------------------
Net income per common
         share (diluted) ......................   $    1.11     $    2.02      $     2.00     $    2.25     $    1.41    $    0.46
         Adjustment for net realized
                  (gains) losses on investments        0.10          0.04            0.04         (0.03)           --           --
         Adjustment for cumulative
                  effect of a change in
                  accounting principle -
                  SFAS 142 - Goodwill .........          --            --              --            --            --           --
         Adjustment for fourth-quarter
                  after-tax charge related to
                  Stonington in 1998 ..........        0.60            --              --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Operating income per common
         share (diluted) ......................   $    1.81     $    2.06      $     2.04     $    2.22     $    1.41    $    0.46
------------------------------------------------------------------------------------------------------------------------------------
Return on average common
         equity (annualized) ..................        11.8%         24.5%           29.2%         43.8%         44.2%        32.7%
         Adjustment for net realized
                  (gains) losses on investments         1.1%           .5%             .6%         (0.6%)        (0.1%)         --
         Adjustment for cumulative
                  effect of a change in
                  accounting principle -
                  SFAS 142 - Goodwill .........          --            --              --            --            --           --
         Adjustment for fourth-quarter
                  after-tax charge related to
                  Stonington in 1998 ..........         6.6%           --              --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Operating return on average
         common equity (annualized) ...........        19.5%         25.0%           29.8%         43.2%         44.1%        32.7%

                             RENAISSANCERE HOLDINGS LTD.                      65

The Company has also included in this Annual Report "managed cat premium" and "gross written managed premium". "Managed cat premium" is defined as gross catastrophe premium written by Renaissance Reinsurance and its related joint ventures. "Gross managed premium" differs from gross written premium, which the Company believes is the most directly comparable GAAP measure, due to the inclusion of premiums written on behalf of our joint ventures Top Layer Re, which is accounted for under the equity method of accounting, and OPCat, which was accounted for under the equity method of accounting prior to 2002. "Managed cat premium" differs from total catastrophe premium, which the Company believes is the most directly comparable GAAP measure, due to the inclusion of catastrophe premium written on behalf of our joint venture Top Layer Re, which is accounted for under the equity method of accounting, and OPCat, which was accounted for under the equity method of accounting prior to 2002. The following is a reconciliation of 1) gross managed premium to gross written premium; and 2) managed cat premium to total catastrophe premium:


                                                                                 Year Ended*
                                                ---------------------------------------------------------------------------
(In thousands of U.S. dollars)                          2003          2002            2001              2000          1999
---------------------------------------------------------------------------------------------------------------------------
Total catastrophe premium .....................  $   643,665    $   643,450       $ 373,896        $ 345,086     $ 279,605
         Catastrophe premium written by OP Cat.            --            --          29,129           55,398            --
         Catastrophe premium written by
                  Top Layer Re ................       76,735         73,099          38,761           24,877         4,316
---------------------------------------------------------------------------------------------------------------------------
Managed catastrophe premium ...................  $   720,400    $   716,549       $ 441,786        $ 425,361     $ 283,921
---------------------------------------------------------------------------------------------------------------------------
Gross written premium .........................  $ 1,382,209    $ 1,173,049       $ 501,321        $ 433,002     $ 351,305
         Premium written by OP Cat ............           --             --          29,129           55,398            --
         Premium written by Top Layer Re ......       76,735         73,099          38,761           24,877         4,316
---------------------------------------------------------------------------------------------------------------------------
Gross managed premium .........................  $ 1,458,944    $ 1,246,148       $ 569,211        $ 513,277     $ 355,621
---------------------------------------------------------------------------------------------------------------------------

* In the years 1993 - 1998, there is no difference between gross managed premium and gross written premium, and managed catastrophe premium and total catastrophe premium.

The Company has also included in this Annual Report "tangible book value per share plus accumulated dividends". This is defined as book value per share excluding intangible assets such as goodwill. "Tangible book value per share plus accumulated dividends" differs from book value per share, which the Company believes is the most directly comparable GAAP measure, due to the exclusion of goodwill and, in 2002, the effect of a cumulative adjustment due to a change in accounting principle.

                                                                                Year Ended*
                                             ------------------------------------------------------------------------------------
(In thousands of U.S. dollars)                   2003      2002     2001     2000     1999      1998     1997     1996     1995
---------------------------------------------------------------------------------------------------------------------------------
Book value per share ......................   $ 29.61   $ 21.39  $ 15.83  $ 11.91  $ 10.17   $  9.43   $ 8.89   $ 7.74   $ 6.33
         Adjustment for goodwill ..........        --        --    (0.14)   (0.17)   (0.11 )   (0.23)      --       --       --
         Adjustment for
                  accumulated dividends ...      0.60      0.57     0.53     0.50     0.47      0.40     0.33     0.27     0.05
---------------------------------------------------------------------------------------------------------------------------------
Tangible book value per
         share plus accumulated
         dividends ........................   $ 30.21   $ 21.96  $ 16.22  $ 12.24  $ 10.53   $  9.60   $ 9.22   $ 8.01   $ 6.38
                                              -------

* In the years 1993 - 1994, there is no difference between book value per share and tangible book value per share plus accumulated dividends.



66                             RENAISSANCERE HOLDINGS LTD.

FINANCIAL AND INVESTOR INFORMATION
RenaissanceRe Holdings Ltd. and Subsidiaries


                              For copies of the Company's Annual
                              Report, press releases, Forms 10-K and
                              10-Q or other filings, please visit our
                              website:
                              www.renre.com
                              or contact:
                              Kekst and Company
                              437 Madison Avenue
                              New York, NY 10022
                              Tel. 212-521-4800

                              FOR GENERAL INFORMATION ABOUT THE COMPANY CONTACT:
                              Martin J. Merritt
                              Senior Vice President
                              Tel. 441-299-7230
                              Email: mjm@renre.com

                              STOCK INFORMATION
                              The Company's stock is listed on The New York Stock Exchange under the symbol RNR.

                              The following table sets forth, for the periods indicated, the high and low closing prices per share of our common shares as reported in composite New York Stock Exchange trading.

                                             2003 PRICE RANGE   2002 Price Range
                                               HIGH      LOW       High     Low
                 ---------------------------------------------------------------
                 First  Quarter  . . . . . .$  40.78  $ 34.40    $ 36.35 $ 28.90
                 Second Quarter  . . . . . .   46.93    40.07      39.65   33.85
                 Third Quarter   . . . . . .   48.69    41.15      39.40   31.30
                 Fourth Quarter  . . . . . .   49.35    44.45      43.24   37.49
                                            -------------------

                              INDEPENDENT AUDITORS
                              Ernst & Young
                              Hamilton, Bermuda

                              TRANSFER AGENT
                              Mellon Investor Services, L.L.C.
                              Overpeck Centre
                              85 Challenger Road
                              Ridgefield Park, NJ 07660
                              USA
                              Tel. 1-800-756-3353
                              www.melloninvestor.com

                              ADDITIONAL REQUESTS CAN BE DIRECTED TO:
                              The Company Secretary
                              RenaissanceRe Holdings Ltd.
                              Renaissance House
                              8-12 East Broadway
                              P.O. Box HM2527
                              Hamilton HMGX, Bermuda
                              Tel. 441-295-4513
                              Fax. 441-292-9453



Designed and produced by Taylor & Ives, Inc., NYC

                          RENAISSANCERE HOLDINGS LTD.

                               Renaissance House
                               8-12 East Broadway
                                P.O. Box HM 2527
                             Hamilton HMGX, Bermuda

                               Tel: 441 295 4513
                                Fax 441 292 9453
                                 www.renre.com